1933 Act File No.: 333-268776

1940 Act File No.: 811-21056

CIK No.: 1954490

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

to

REGISTRATION STATEMENT

ON

Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Advisors Disciplined Trust 2158

B.	Name of depositor:	Advisors Asset Management, Inc.

C.	Complete address of depositor’s principal executive offices:

18925 Base Camp Road

Monument, Colorado 80132

D.	Name and complete address of agent for service:

With a copy to:
Scott Colyer	Scott R. Anderson
Advisors Asset Management, Inc.	Chapman and Cutler LLP
18925 Base Camp Road	320 South Canal Street, 27th Floor
Monument, Colorado 80132	Chicago, Illinois 60606

E.	Title of securities being registered: Units of undivided beneficial interest

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☒	Check box if it is proposed that this filing will become effective on July 14, 2023 at 10:00 a.m. pursuant to Rule 487.

AAM Tax Exempt Securities Trust,
Investment Grade 11-15 Year Portfolio,
Series 2023-1

(Advisors Disciplined Trust 2158)

A portfolio of municipal bonds
seeking federally tax exempt interest income and capital preservation

Prospectus

July 14, 2023

As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

2	Investment Summary

Investment Summary

Investment Objective

The trust seeks to provide current interest income exempt from federal personal income tax and to provide capital preservation. There is no assurance the trust will achieve its objective.

Principal Investment Strategy

The trust seeks to provide an attractive level of current income exempt from federal personal income tax and capital preservation by investing in a portfolio of municipal bonds rated investment grade quality as of the trust’s inception.

To achieve its goal of providing an attractive level of income and capital preservation, AAM’s* investment process includes a fundamental analysis of municipal obligors, a review of state and sector outlooks and the purpose and location of municipal bond issuers. AAM also considers valuations to identify compelling relative value opportunities.

The portfolio consists of debt obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is excludable from gross income for United States federal personal income tax purposes under existing law in the opinion of recognized bond counsel to the issuer of the bonds. The trust does not include bonds subject to the federal alternative minimum tax for individuals. Interest may be subject to state and local tax.

Investment grade bonds are rated BBB- or higher by S&P Global Ratings or Baa3 or higher by Moody’s Investor Service. Certain bonds held by the trust may be rated as investment grade by only one credit rating organization and unrated by the other. These ratings are based upon an evaluation by a credit rating organization of the issuer’s credit history and ability to repay obligations.

The portfolio generally consists of bonds maturing approximately 11-15 years from the trust’s inception.

Principal Risks

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•Bond prices will fluctuate. The value of your investment may fall over time. Market values of bonds held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire bond market. The complete economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”) are not fully known. Although vaccines have been developed and approved for use by various governments, there is no guarantee that vaccines will be effective against emerging variants of the disease. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.

•The value of the bonds will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.

•A bond issuer may be unable to make interest and/or principal payments in the future. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic, or any future public health crisis, may adversely impact the ability of borrowers to make principal or interest payment on securities, when due.

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

•The trust invests in municipal bonds. Municipal bonds are debt obligations issued by state and local governments or by their political subdivisions or authorities. States, local governments and municipalities issue municipal bonds to raise money for various public purposes such as building public

*“AAM,” “we” and related terms mean Advisors Asset Management,
Inc., the trust sponsor, unless the context clearly suggests otherwise.

Investment Summary	3

facilities, refinancing outstanding obligations and financing general operating expenses. These bonds include general obligation bonds, which are backed by the full faith and credit of the issuer and may be repaid from any revenue source, and revenue bonds, which may be repaid only from the revenue of a specific facility or source. The COVID-19 pandemic, or any future public health crisis, may adversely impact state and political subdivisions’ ability to make payments on debt obligations when due and may negatively impact the value of bonds issued by such state and political subdivisions.

•The trust may concentrate in bonds of a particular type of issuer. This makes the trust less diversified and subject to greater risk than a more diversified portfolio. The types of bond in the portfolio are listed under “Types of Bonds” on page 9.

•A bond issuer might prepay or “call” a bond before its stated maturity. If this happens, the trust will distribute the principal to you but future interest distributions will fall. A bond’s call price could be less than the price the trust paid for the bond. If enough bonds are called, the trust could terminate earlier than expected.

•We do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and may continue to buy, the same bonds even if the market value declines.

4	Investment Summary

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on the initial unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per Unit

Maximum sales fee	3.50%	$36.25
Organization Costs	0.72%	$7.50

Annual Operating Expenses	As a % of Net Assets	Amount per Unit

Trustee fee & expenses	0.28%	$2.79
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.38%	$3.79

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$459
3 years	$532
5 years	$606
10 years	$789

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

Who Should Invest

You should consider this investment if you want:

•to own securities representing interests in a variety of municipal bonds in a single investment.

•the potential to receive monthly distributions of income exempt from federal income tax.

•capital preservation potential.

You should not consider this investment if you:

•are uncomfortable with the risks of an unmanaged investment in municipal bonds.

•want capital appreciation.

Essential Information
Principal amount of securities per unit at inception*	$1,000.00
Public offering price per unit at inception*	$1,035.58
Inception date	July 14, 2023
Estimated Current Return*	3.28%
Estimated Long-Term Return*	3.10%
Estimated net annual interest income per unit*	$33.97 per unit
Estimated initial distribution per unit*	$2.07 per unit
Estimated normal monthly distribution per unit*	$2.83 per unit
Weighted average maturity of securities*	13.41
Weighted average modified duration of securities*	7.64
Distribution dates	25th day of each month
Record dates	10th day of each month
Initial distribution date	August 25, 2023
Initial record date	August 10, 2023
Cusip Number
Standard Accounts	00781R865
Fee Based Accounts	00781R873
Ticker Symbol	TLSAAX
Minimum investment1 unit
Tax StructureRegulated Investment Company

*As of July 13, 2023 and may vary thereafter.

Investment Summary	5

ILLUSTRATION OF SALES FEE DISCOUNTS

The table below shows what the public offering price per unit, estimated current return and estimated long-term return would have been as of the close of business on the business day prior to the trust’s inception date based on different transaction types. Please refer to “Understanding Your Investment—How to Buy Units—Reducing Your Sales Fee” for details on the applicability of and guidelines associated with all sales fee discounts. Please refer to “Understanding Your Investment—How Your Trust Works—Estimated Current and Long-Term Returns” for more information about estimated current and long-term returns. The public offering price per unit and interest income received by the trust will vary over time for various reasons. There is no assurance that the estimated current returns or estimated long-term returns will be realized in the future.

Transaction:	Public Offering Price per unit+	Estimated Current Return+	Estimated Long-Term Return+
Regular Public Offering Price	$1,035.58	3.28%	3.10%
“Fee Account” discount transaction	1,005.36	3.38	3.38

+ As of July 13, 2023 and will vary thereafter.

6	Investment Summary

AAM Tax Exempt Securities Trust, Investment Grade 11-15 Year Portfolio,
Series 2023-1

(Advisors Disciplined Trust 2158)

Portfolio

As of the Initial Date of Deposit, July 14, 2023

(Continued)

Principal Amount	Name of Issuer, Interest Rate and Maturity Date(1)	Redemption Feature(2)	Cost of Securities to Trust(3)
Municipal Bonds — 100.00%
$200,000	Mississippi Development Bank, Special Obligation Bonds, Series 2018 (Jackson Public School District General Obligation Bond Project), 4.00% Due 10/1/2034, BAM Insured (6)	10/1/2028 @ 100	$204,700
200,000	City of Kansas City, Missouri, General Obligation Refunding and Improvement Bonds, Series 2022A, 3.00% Due 2/1/2035	2/1/2032 @ 100	186,700
200,000	City of New Braunfels, Texas (Comal and Guadalupe Counties), General Obligation Bonds, Series 2020, 3.00% Due 2/1/2035	2/1/2029 @ 100	185,862
175,000	The Delaware Municipal Electric Corporation, Electric Revenue Refunding Bonds (Beasley Power Station Project), 4.00% Due 7/1/2035	7/1/2031 @ 100	182,700
200,000	The Pittsburgh Water and Sewer Authority, Water and Sewer First Lien Revenue Bonds, Series B of 2020, 4.00% Due 9/1/2035, AGM Insured	9/1/2030 @ 100	209,158
205,000	City of Miami, Florida ,Parking System Revenue Refunding Bonds, Tax Exempt Series 2019, 4.00% Due 10/1/2035, BAM Insured	10/1/2029 @ 100	209,645
185,000	DuPage and Cook Counties School District Number 205, Illinois (Elmhurst), General Obligation School Bonds, Series 2020, 3.00% Due 1/1/2036	1/1/2029 @ 100	170,420
200,000	Bexar County Hospital District (A political subdivision of the State of Texas located in Bexar County), Limited Tax Refunding Bonds, Series 2020, 3.00% Due, 2/15/2036	2/15/2029 @ 100	182,866
200,000	University of Kansas Hospital Authority, Health Facilities Revenue Bonds (The University of Kansas Health System), Series 2019B, 4.00% Due 3/1/2036	3/1/2030 @ 100	204,660
175,000	Rhode Island Health and Educational Building Corporation, Public Schools Revenue Bond Financing Program, Revenue Bonds, Series 2021 F (City of East Providence Issue) (Social Bonds), 4.00% Due 5/15/2036	5/15/2031 @ 100	179,463
200,000	Madison County, Kentucky Public Properties Corporation, First Mortgage Revenue Bonds (Judicial Center Project), 4.00% Due 6/1/2036	6/1/2031 @ 100	201,556
200,000	Clark County School District, Nevada, General Obligation (Limited Tax), Building Bonds, Series 2019B, 3.00% Due 6/15/2036, AGM Insured	6/15/2029 @ 100	181,404
200,000	Pennsylvania Higher Educational Facilities Authority, University Revenue Bonds, Series A of 2019 (Duquesne University), 4.00% Due 3/1/2037	3/1/2029 @ 100	202,688
200,000	Health and Educational Facilities Authority of the State of Missouri, Health Facilities Revenue Bonds (BJC Health System), Series 2021A, 4.00% Due 7/1/2037	7/1/2031 @ 100	202,076
225,000	Allegheny County Hospital Development Authority, UPMC Revenue Bonds, Series 2019A, 4.00% Due 7/15/2037	7/15/2029 @ 100	226,656
175,000	Indiana Finance Authority, Second Lien Wastewater Utility Refunding Revenue Bonds, Series 2021-2 (CWA Authority Project), 4.00% Due 10/1/2037	10/1/2031 @ 100	179,200
200,000	Metropolitan Washington Airports Authority, Dulles Toll Road Subordinate Lien Revenue and Refunding Bonds, Series 2019B (Dulles Metrorail and Capital Improvement Projects), 4.00% Due 10/1/2037	10/1/2029 @ 100	201,772

Investment Summary	7

(Continued)

AAM Tax Exempt Securities Trust, Investment Grade 11-15 Year Portfolio,
Series 2023-1

(Advisors Disciplined Trust 2158)

Portfolio (continued)

As of the Initial Date of Deposit, July 14, 2023

Principal Amount	Name of Issuer, Interest Rate and Maturity Date(1)	Redemption Feature(2)	Cost of Securities to Trust(3)
Municipal Bonds — 100.00% (continued)
$200,000	Texas Water Development Board, State Water Implementation, Revenue Fund for Texas Revenue Bonds, Series 2019A (Master Trust), 4.00% Due 10/15/2037	10/15/2029 @ 100	$206,580
200,000	Bellevue School District No. 405, King County, Washington, Unlimited Tax General Obligation Bonds, 2019, 3.00% Due 12/1/2037	6/1/2029 @ 100	179,902
225,000	State of Illinois, General Obligation Bonds, Series of June 2022A, 5.25% Due 3/1/2038	3/1/2032 @ 100	248,175
200,000	Village of Howard, Brown and Outagamie Counties, Wisconsin, General Obligation Corporate Purpose Bonds, Series 2022B, 4.00% Due 3/1/2038	3/1/2029 @ 100	202,132
215,000	East China School District, County of St. Clair, State of Michigan, 2020 School Building and Site Bonds, Series I (General Obligation - Unlimited Tax), 3.00% Due 5/1/2038	5/1/2030 @ 100	183,081
200,000	State of Connecticut, General Obligation Bonds (2020 Series C), 4.00% Due 6/1/2038	6/1/2030 @ 100	205,420
200,000	Certificates of Participation, Series 2021, Tax-Exempt Certificates of Participation, Series 2021A (Housing Infrastructure Project), University of North Dakota, 4.00% Due 6/1/2038, AGM Insured	6/1/2030 @ 100	204,660
220,000	New Jersey Transportation Trust Fund Authority, Transportation Program Bonds, 2020 Series AA, 4.00% Due 6/15/2038	12/15/2030 @ 100	217,679

$5,000,000			$4,959,155

8	Investment Summary

Notes to Portfolio

(1)  The securities are represented by contracts to purchase such securities the performance of which is secured by an irrevocable letter of credit. Contracts to acquire the securities were entered into on July 10, 2023 and July 13, 2023 and have an expected settlement date of July 18, 2023.

(2)  This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. “S.F.” indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur.

“†” indicates that the bond is redeemable in whole or in part at the option of the issuer at a redemption price that is generally equal to the greater of (i) the amortized value of the bond (based upon the bond’s original reoffering yield), plus accrued and unpaid interest to the date of redemption, or (ii) the sum of the present values of the remaining unpaid payments of principal and interest on the bond, discounted to the date of redemption based on a yield for comparable municipal bonds (which discount rate may be increased by some additional amount for certain bonds). These bonds may generally be redeemed at any time, however, certain bonds may only be subject to redemption on certain dates.

The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur.

(3)  The cost of each security is based on the current offering side evaluation as of the close of the New York Stock Exchange on the business day prior to the trust’s inception date. During the initial offering period, evaluations of securities are made on the basis of current offering side evaluations of the securities. The aggregate offering price is greater than the aggregate bid price of the securities, which is the basis on which redemption prices will be determined for purposes of redemption of units after the initial offering period. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 2, which refers to security prices determined using significant observable inputs when quoted prices in active markets for identical securities are not available. Observable inputs are inputs such as quoted prices for similar securities, quoted prices for identical securities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data. The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $4,930,093 and $29,062, respectively.

(4)  This security has a “make whole” call option and is redeemable in whole or in part at any time at the option of the issuer at a redemption price that is generally equal to the sum of the principal amount of the security, a “make whole” amount, and any accrued and unpaid interest to the date of redemption. The “make whole” amount is generally equal to the excess, if any, of (i) the aggregate present value as of the date of redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting the remaining principal and interest at a specified rate (which varies from bond to bond and is generally equal to an average of yields on U.S. Treasury obligations with maturities corresponding to the remaining life of the bond plus a premium rate) from the dates on which the principal and interest would have been payable if the redemption had not been made, over (ii) the aggregate principal amount of the bonds being redeemed.

(5)  Any bond marked with this note has been purchased on a “when, as and if issued” or “delayed delivery” basis. Delivery of these bonds is expected to take place at various dates after the first settlement date of the trust, which is normally two business days following the trust’s inception date. Interest on these bonds begins accruing to the benefit of unitholders on the related delivery dates for the bonds.

(6)  Any bond marked with this note was issued at an original issue discount.

Investment Summary	9

Location of Issuers

The following table shows the states or territories in which the issuers of the bonds are located as of the trust’s inception.

State or Territory	Percent Value of Securities
Connecticut	4.14%
Delaware	3.68
District of Columbia	4.07
Florida	4.23
Illinois	8.44
Indiana	3.61
Kansas	4.13
Kentucky	4.06
Michigan	3.69
Mississippi	4.13
Missouri	7.83
Nevada	3.66
New Jersey	4.39
North Dakota	4.13
Pennsylvania	12.88
Rhode Island	3.62
Texas	11.60
Washington	3.63
Wisconsin	4.08

100.00%

Underwriting

The underwriters for the trust and the amounts of units to be distributed by each underwriter are as follows:

Underwriter and Address	Units Underwritten
Advisors Asset Management, Inc 18925 Base Camp Road Monument, CO 80132	1,000
StoneX Financial Incorporated 329 Park Avenue North, Suite 350 Winter Park, FL 32789	4,000
TOTAL	5,000

Types of Bonds

The following table shows the types of bonds included in the portfolio as of the trust’s inception. For additional information about each of these issuer types, see “Understanding Your Investment—Investment Risks”.

Type Issuer	Percent Value of Securities
General Obligation	42.97%
Revenue Bonds
Airport, Port and Highway	4.07
Correctional Facility	4.06
Education, University and College	11.84
Hospital and Health Care Facility	12.77
Lease Rentals	4.23
Power	3.68
Transit Authority	4.39
Water and Sewer	11.99

100.00%

10	Understanding Your Investment

Organization Costs. During the initial offering period, part of the value of the units represents an amount of cash deposited to pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when the trust pays these costs.

Accrued Interest. Accrued interest represents unpaid interest on a security from the last day it paid interest. Accrued interest on the trust units consists of two elements. The first element arises as a result of accrued interest which is the accumulation of unpaid interest on bonds in the trust from the last day on which interest was paid on the bonds. Interest on the bonds is generally paid semi-annually, although the trust accrues such interest daily. Because your trust always has an amount of interest earned but not yet collected, the public offering price of units will have added to it the proportionate share of accrued interest to the date of settlement. The second element of accrued interest arises because of the structure of the trust’s interest account. The trustee has no cash for distribution to unitholders until it receives interest payments on the bonds in the trust and may be required to advance its own funds to make trust interest distributions. As a result, interest account balances are established to limit the need for the trustee to advance funds in connection with such interest distributions. If you sell or redeem your units you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your units.

Value of the Securities. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of securities during the initial offering period based on the aggregate offering side

Understanding Your Investment

How to Buy Units

You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.aamlive.com. When you buy units, you pay the public offering price of units plus accrued interest, if any. The public offering price of units includes:

•the net asset value per unit plus

•organization costs plus

•the sales fee.

The “net asset value per unit” is the value of the securities, cash and other assets in a trust reduced by the liabilities of a trust divided by the total units outstanding. We often refer to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

Understanding Your Investment	11

evaluations of the securities determined (a) on the basis of current offering prices of the securities, (b) if offering prices are not available for any particular security, on the basis of current offering prices for comparable securities, (c) by determining the value of securities on the offer side of the market by appraisal, or (d) by any combination of the above. After the initial offering period ends, we generally determine the value of the securities as described in the preceding sentence based on the bid side evaluations rather than the offering side evaluations. The offering side price generally represents the price at which investors in the market are willing to sell a security and the bid side evaluation generally represents the price that investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the offering side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current offering side evaluation and bid side evaluation of the securities.

Capelogic, Inc., an independent pricing service, determined the initial prices of the securities shown under “Portfolio” in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

Sales Fee. You pay a fee in connection with purchasing units. We refer to this fee as the “sales fee.” The maximum sales fee equals 3.50% of the public offering price per unit at the time of purchase. You pay the initial sales fee at the time you buy units.

Minimum Purchase. The minimum amount you can purchase of the trust appears under “Essential Information”, but such amounts may vary depending on your selling firm.

Reducing Your Sales Fee. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional’s responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts.

Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is “Wrap Fee Eligible”), then investors may be eligible to purchase units of the trust in these Fee Accounts subject to a maximum sales fee equal to 0.60% of the public offering price per unit at the time of purchase. You pay this initial sales fee at the time you buy units.

This discount applies during the initial offering period and in the secondary market. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

Employees. We waive the sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. We also waive a portion of the sales fee for purchases made by officers, directors and employees (and immediate family members) of

12	Understanding Your Investment

provided that you will not pay organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the “liquidation price”. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

Selling Units. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

Redeeming Units. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay organization costs if you redeem units during the initial offering period. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such selling firms except as otherwise provided herein. These purchases are made at the public offering price per unit less the applicable underwriter or dealer concession. Immediate family members for the purposes of this paragraph include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.

Notwithstanding the above, we also waive a portion of the sales fee for purchases made by employees (including employee-related accounts according to Morgan Stanley’s account linking rules) of Morgan Stanley and its affiliates who purchase units through a Morgan Stanley Wealth Management brokerage account. These purchases are made at the public offering price per unit less the applicable regular dealer concession. These discounts apply to initial offering period and secondary market purchases. This employee discount is subject to the policies of Morgan Stanley.

Retirement Accounts. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

How to Sell Your Units

You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.aamlive.com or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit,

Understanding Your Investment	13

trustee, (5) the transfer or distribution cannot favor the sponsor to the detriment of any other unitholder and (6) the trustee will monitor each in-kind redemption for compliance with these requirements and maintain records for each transfer or distribution.

Distributions

Monthly Distributions. Your trust generally pays interest from its net investment income (pro-rated on an annual basis) along with any available principal paid on the securities on each monthly distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under “Essential Information” in the “Investment Summary” section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. The amount of your distributions will vary from time to time as interest and principal payments change or trust expenses change.

Interest received by your trust, including that part of the proceeds of any disposition of bonds which represents accrued interest, is credited by the trustee to your trust’s “interest account”. Other receipts are credited to the “principal account”. After deduction of amounts sufficient to reimburse the trustee, without interest, for any amounts advanced and paid to the sponsor as the unitholder of record as of the first settlement date, interest received will be distributed on each distribution date to unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the principal account will be distributed on each distribution date to unitholders of record as of the preceding record date provided that the amount available for distribution therein shall equal at least $1.00 per unit.

Because interest payments are not received by your trust at a constant rate throughout the year and the interest rates on certain bonds in the trust may adjust periodically, interest distributions may be more or less than the amount credited to the persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take two business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

If we repurchase units, we may redeem such units. When the sponsor redeems units, it is eligible to receive either a cash payment or receive an in-kind distribution rather than a full cash distribution. If we receive an in-kind distribution, the trustee must follow certain requirements set forth in the trust agreement in connection with the redemption. The trust agreement provides that in these cases (1) the sponsor will receive its proportionate share of the trust’s current net asset value (as all redeeming unitholders are entitled to receive), (2) the assets transferred are valued in the same manner as they are valued for computing the net asset value, (3) neither the sponsor nor any other party with a pecuniary incentive to influence the transfer or distribution may select or influence the selection of the transferred assets, (4) the trust must distribute its proportionate share of every asset in the trust’s portfolio with limited exceptions if the unitholder is not an affiliate of the

14	Understanding Your Investment

the sponsor at 1-877-858-1773. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the trust, if available.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the securities in the trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. The trust will not sell a security solely because the market value falls as is possible in a managed fund. Public health crises, such as the COVID-19 pandemic, may adversely affect commercial activities, disrupt supply chains, increase market volatility, decrease consumer demand, disrupt healthcare services, and result in prolonged quarantines, travel restrictions and business closures. Although COVID-19 vaccines have been developed and approved for use by various governments, there is no guarantee that vaccines will be effective against emerging variants of the disease. The potential economic impact of the COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.

Interest Rate Risk. Interest rate risk is the risk that the value of securities will fall if interest rates, in general, increase. The securities in the trust interest account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The trustee is reimbursed for these advances from funds in the interest account on the next record date. Investors who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

Estimated Distributions. The estimated net annual interest income per unit, estimated initial distribution per unit and estimated normal monthly distribution per unit as of the close of business the day before your trust’s inception date are shown under “Essential Information” in the “Investment Summary” section of this prospectus. We generally base these amounts on the estimated cash flows of the bonds per unit based on the current interest rate applicable to the bonds. Since certain of the bonds may be subject to potential interest rate adjustments related to changes in the bonds’ ratings provided by certain ratings services, estimated distributions may fluctuate over time and actual distributions may vary from estimated amounts. The actual distributions that you receive will vary from these estimates with changes in expenses, interest rates (including interest rate adjustments related to changes in the bonds’ ratings as provided by certain ratings services) and maturity, call, default or sale of bonds. You may request the estimated cash flows from the sponsor. The estimated cash flows are computed based on factors described under “Understanding Your Investment—How Your Trust Works—Estimated Current and Long-Term Returns”.

Reports. The trustee or your financial professional will make available to you a statement showing income and other receipts of the trust for each distribution. Each year the trustee will also provide an annual report on the trust’s activity and certain tax information at the sponsor’s website at AAMLive.com in the UIT Tax Center area and retrievable by CUSIP. You may also request a copy of the annual report to be sent to you by calling

Understanding Your Investment	15

A bond’s call price could be less than the price the trust paid for the bond and could be below the bond’s par value. This means that you could receive less than the amount you paid for your units. If enough bonds in the trust are called, the trust could terminate early. Some or all of the bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events. The call provisions are described in general terms in the “Portfolio” and in the “Notes to Portfolio”.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond’s rating.

Securities Unrated by One or More Rating Agency. The trust invests primarily in securities rated investment grade quality as of the trust’s inception by S&P Global Ratings (BBB- or higher) or Moody’s Investor Service (Baa3 or higher). These ratings are based upon an evaluation by a credit rating organization of the issuer’s credit history and ability to repay obligations. An investment grade rating generally signifies that a credit rating agency considers the current quality of a bond to be sufficient to provide reasonable assurance of the issuer’s ability to meet its obligation to bondholders. The portfolio may include bonds that are unrated by S&P Global Ratings or Moody’s Investor Service and rated investment grade quality by the other as of the trust’s inception. The prices of securities that are unrated by one or more rating agency may be more sensitive than securities rated investment grade by more than one rating agency to negative developments, such as a decline in the issuer’s revenues or a general economic downturn.

Concentration Risk. Concentration risk is the risk that the value of the trust is more susceptible to fluctuations based on factors that impact a particular type of bond because the portfolio concentrates in bonds of that type. A portfolio typically fall in value when interest rates, in general, rise and rise in value when interest rates, in general, fall. Securities with longer periods before maturity are often more sensitive to general interest rate changes.

Certain bonds in the portfolio may be subject to interest rate adjustments if either Moody’s Investor Services or S&P Global Ratings (or, in certain limited circumstances, another ratings service) downgrades the rating for such bond (or upgrades the rating after such a downgrade). The interest rates payable on certain bonds in the portfolio may have already been increased due to past ratings downgrades. Any future credit rating improvements on such bonds may result in decreases to the interest rates payable on such bonds and, consequently, may adversely affect both the income you receive from the securities in the trust and the value of your units. On the other hand, increases in a bond’s interest rate related to decreases in such bond’s credit rating may place additional financial strain on the bond’s issuer which could result in further decreases in financial condition and further credit rating decreases. Additionally, an increase in a bond’s interest rate may increase the risk that the bond’s issuer will prepay or “call” the bond before its stated maturity.

Credit Risk. Credit risk is the risk that a security’s issuer or insurer is unable to meet its obligation to pay principal or interest on the security. The COVID-19 pandemic, or any future public health crisis, may adversely impact the ability of borrowers to make principal or interest payments on securities, when due.

Call Risk. Call risk is the risk that the issuer prepays or “calls” a bond before its stated maturity. An issuer might call a bond if interest rates, in general fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, the trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal at as high a yield.

16	Understanding Your Investment

mental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Once an annual appropriation is made, the governmental entity’s obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders’ or bondowners’ sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing. In the event of non-appropriation, the sponsor may instruct the trustee to sell such bonds.

Airport, Port and Highway Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

Capital Improvement Facility Bonds. The trust may contain bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a

“concentrates” in a type of bond when bonds in a particular category make up 25% or more of the portfolio. The table under “Types of Bonds” under the “Investment Summary” section for the trust lists the type of bonds held by the trust with the percentage that each type represents in the portfolio. The following discusses various types of bonds. The information supplement contains additional information on these types of bonds.

General Obligation Bonds. Certain of the bonds in the trust may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity’s credit will depend on many factors: tax base, reliance on federal or state aid, and factors which are beyond the entity’s control.

Revenue Bonds. Certain of the bonds in the trust may be “revenue bonds” that are payable only from the revenue of a specific project or authority. They not supported by the issuer’s general power to levy taxes, if any. The risk of default in payment of interest or principal increases if the income of the related project or authority falters because that income is the only source of payment. The following types of bonds are “revenue bonds” and include, as described further below: appropriations bonds; airport, port and highway bonds; capital improvement facility bonds; convention facility bonds; correctional facility bonds; education, university and college bonds; hospital and healthcare facility bonds; housing bonds; industrial development revenue bonds; lease rental bonds; moral obligation bonds; power bonds; refunded bonds; solid waste disposal bonds; special tax bonds; tax allocation bonds; transit authority bonds; and water and sewer revenue bonds.

Appropriations Bonds. Certain bonds in the trust may be bonds that are, in whole or in part, subject to and dependent upon either the govern-

Understanding Your Investment	17

and government programs and the cost of providing health care services. There can be no assurance that payments from insurers or those under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. The ratings of bonds issued for health care facilities may be based on feasibility studies that contain projections of occupancy levels, revenue and expenses. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or com-

state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

Convention Facility Bonds. The trust may contain bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation bonds issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

Correctional Facility Bonds. The trust may contain bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation bonds issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

Education, University and College Bonds. The ability of educational institutions, including universities and colleges, to meet their obligations is dependent upon various factors. Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution’s ability to make payment on its own.

Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors

18	Understanding Your Investment

there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

Moral Obligation Bonds. The trust may also include “moral obligation” bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

Power Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility’s services and the cost of providing those services. Utilities may also be subject to extensive regulations relating to the rates which they may charge customers and the appropriate rate of return on an approved asset base. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility’s results of operations. In addition, Federal, state and municipal governmental authorities may from time to time review existing legislation and impose additional regulations related to utilities. The sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to bonds.

Refunded Bonds. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account pletely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a unitholder purchased units, any prepayment at par would result in a loss of capital to the unitholder and reduce the amount of income that would otherwise have been paid to unitholders.

Industrial Development Revenue Bonds (“IDRs”). IDRs, including pollution control revenue bonds, are tax-exempt bonds issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government,

Understanding Your Investment	19

redevelopment projects, financed by bond proceeds are located. Bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, the possible inability to obtain rate increases, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of “no growth” zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any maintained by an independent party until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

Special Tax Bonds. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where

20	Understanding Your Investment

Original Issue Discount Bonds. Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond’s par value.

Zero coupon bonds are a type of original issue discount bond. These bonds do not pay any current interest during their life. If an investor owns this type of bond, the investor has the right to receive a final payment of the bond’s par value at maturity. The price of these bonds often fluctuates greatly during periods of changing market interest rates compared to bonds that make current interest payments. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond’s par value.

Market Discount. The trust may consist of some bonds whose current market values were below the principal value on the trust’s inception date or your unit purchase date. A primary reason for the market value of such bonds being less than the principal value is that the interest rate of such bonds is at a lower rate than the current market interest rates for comparable bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity.

Municipal Bonds. The trust invests in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer’s power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange). Certain bonds in the portfolio may not have been registered by the issuer under the Securities Act of 1933.

Litigation and Legislation Risk. Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your trust. Any legislation that proposes to reduce or eliminate the exemption of interest on municipal bonds from federal income taxation could negatively impact the value of the municipal bonds held by the trust. Litigation could challenge an issuer’s authority to issue or make payments on securities. In addition, litigation regarding any of the issuers of the municipal bonds such as litigation regarding any of the validity of certain municipal bonds or the tax-free nature of the interests thereon, may negatively impact the value of those securities.

“When Issued” and “Delayed Delivery” Bonds. “When, as and if issued” bonds are bonds that trade before they are actually issued. Bonds purchased on a “when issued” basis have not yet been issued by the issuer on the trust’s inception date although such issuer has committed to issue such bonds. This means that the sponsor can only deliver them to the trust “when, as and if” the bonds are actually issued. In addition, other bonds may have been purchased by the sponsor on a “delayed delivery” basis. These bonds are expected to be delivered to the trust after the trust’s first settlement date (normally two business days after the trust’s inception date).

Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to the trust until the bond is delivered to the trust. You may have to adjust your tax basis of any bonds delivered after the expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your units and the delivery of the bonds to the trust. This could lower your first year estimated current return. You may experience gains or losses on these bonds from the time you purchase units even though the trust has not yet received them.

Understanding Your Investment	21

above the principal value on the trust’s inception date or your unit purchase date. A primary reason for the market value of such bonds being higher than the principal value is that the interest rate of such bonds is at a higher rate than the current market interest rates for comparable bonds. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the principal value becomes payable. Because part of the purchase price is effectively returned not at maturity but through current income payments, early redemption of a premium bond at par or any other amount below the trust’s purchase price will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the bonds have a market value that represents a premium over par or for original issue discount securities a premium over the accreted value.

No FDIC Guarantee. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Bond Insurance

Bonds are not required to be covered by insurance to be included in your trust. Certain bonds may, however, be covered by insurance guaranteeing payment of interest and principal, when due. The premium for any bond insurance is paid by the issuer or by a prior owner of the bonds and any policy is non-cancelable and will continue in force so long as the bonds so insured are outstanding and the bond insurer remains in business. The bond insurers, if any, are listed in the bond names in the “Portfolio” and a table following the “Portfolio”. Bond insurance, if any, guarantees the timely payment of principal and interest on the bonds when they fall due. For this purpose, “when due” generally means the stated payment or maturity date for the payment of principal and decline in value with increases in interest rates, when an issuer’s financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, the trust may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity.

In addition, an issuer’s ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by the trust and would therefore impact the price of your trust units. The trust invests primarily in municipal bonds that pay interest that is exempt from regular federal income tax. Income from these bonds may be subject to the federal alternative minimum tax on individuals, and may have other tax consequences (e.g., it may affect the amount of your social security benefits that are taxed). For tax years beginning after December 31, 2022, tax exempt interest dividends may affect the corporate alternative minimum tax for certain corporations. The COVID-19 pandemic, or any future public health crisis, may adversely impact state and political subdivisions’ ability to make payments on debt obligations when due and may negatively impact the value of bonds issued by such state and political subdivisions.

Premium Bonds. The trust may consist of some bonds whose current market values were

22	Understanding Your Investment

Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

•to pay expenses,

•to issue additional units or redeem units,

•in limited circumstances to protect a trust,

•to make required distributions or avoid imposition of taxes on a trust, or

•as permitted by the trust agreement.

When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. Your trust will generally reject any offer for securities or other property in exchange for the securities in its portfolio. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust’s inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company.

We will increase the size of your trust as we sell units. When we create additional units, we will seek to maintain a portfolio that replicates the principal amounts of the securities in the portfolio interest. The insurance does not guarantee the market value of the bonds or the value of the trust units. Each bond insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that a bond insurer will be able to perform on its contract of insurance in the event a claim should be made.

Most bond insurance companies have had their credit ratings downgraded or placed on review for possible downgrade by recognized credit rating agencies such as Standard & Poor’s and Moody’s Investor Services, Inc. While many insurance companies historically maintained a “AAA” credit rating, most insurance companies are currently assigned a credit rating below this level. To the extent that the issuer of a bond in your trust portfolio does not independently maintain a credit rating equal to or higher than the insurer of the bond, if any, a downgrade in the rating of a bond insurer will result in a downgrade in the rating of the related bond. This could have a material adverse effect on the value of the bonds and the value of your units.

How Your Trust Works

Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. The number of units, fractional interest of each unit in a trust, estimated interest distributions per unit and estimated current and long-term returns will increase or decrease to the extent of any adjustment.

Understanding Your Investment	23

•be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law) or in effect guaranteed, directly or indirectly, by means of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the replacement bonds; and

•be exempt from U.S. federal taxation and/ or state taxation to an extent equal to or greater than that of the bond it replaces.

If the right of limited substitution described above shall not be used to acquire replacement bonds in the event of a failed contract, the sponsor will refund the sales fee attributable to such failed bonds to all unitholders of the trust, and distribute the principal attributable to such failed bonds on the next monthly distribution date which is more than 30 days thereafter. In the event a replacement bond is not acquired by the trust, the estimated net annual interest income per unit would be reduced and the estimated current and long-term returns might be lowered.

Estimated Current and Long-Term Returns. The estimated current return and the estimated long-term return as of the business day before a trust’s inception date are shown under “Essential Information” and “Illustration of Sales Fee Discounts” in the “Investment Summary” section for your trust. Estimated current return is calculated by dividing the current estimated net annual interest income per unit based on the interest rates currently applicable to the bonds by the public offering price. The estimated net annual interest income per unit will vary with changes in the interest rates applicable to the bonds (some of which may be subject to adjustments related to changes in the bonds’ ratings as provided by certain ratings services), fees and expenses of your trust and with the default, redemption, maturity, exchange or sale of bonds. The public offering price will vary with changes in the to the extent practicable. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. Because the trusts pay the brokerage fees associated with the creation of new units and with the sale of securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust or the trustee.

In the event of a failure to deliver any bond that has been purchased for the trust under a contract (“failed bonds”), the sponsor is authorized to purchase other bonds (“replacement bonds”). The trustee shall pay for replacement bonds out of funds held in connection with the failed bonds and will accept delivery of such bonds to make up the original principal of a trust. The replacement bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the failed bonds. Whenever a replacement bond has been acquired for a trust, the trustee shall, within five days thereafter, notify all unitholders of a trust of the acquisition of the replacement bond and shall, on the next distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to a trust of the failed bond exceeded the cost of the replacement bond. In addition, a replacement bond must (at the time of purchase):

•have a fixed maturity or disposition date comparable to that of the failed bond it replaces without equity or other conversion features and having no warrants or subscription privileges attached;

•be payable in U.S. currency;

24	Understanding Your Investment

prices move in opposite directions. This formula is used to determine the effect that a 1% change in interest rates might have on the price of a bond. For example, if a portfolio has a duration of 3 years then that portfolio’s value is estimated to decline approximately 3% for each 1% increase in interest rates or rise approximately 3% for each 1% decrease in interest rates. Weighted average modified duration of the securities will vary with changes in the value and yield of bonds and with the default, redemption, maturity, exchange, sale or other liquidation of bonds. The weighted average modified duration of the securities shown under “Essential Information” relates only to the bonds in the trust and not to the trust itself or units. Modified duration does not account for the trust sales fee or expenses and is not intended to predict or guarantee future performance of the bonds or the trust.

Amending the Trust Agreement. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

Termination of Your Trust. Your trust will terminate upon the maturity, payment, redemption, sale or other liquidation of all of the securities in the portfolio. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of a trust would be reduced to less than 40% of the value of the securities at the time they were price of the bonds. Accordingly, there is no assurance that the present estimated current return will be realized in the future. Estimated long-term return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the bonds and (2) takes into account the expenses and sales fee associated with units. The applicable sales fee associated with units will vary based on sales fee reductions applicable to certain unitholders. Since the interest rates, value and estimated retirements of the bonds and the expenses of your trust may change, there is no assurance that the present estimated long-term return will be realized in the future. The estimated current return and estimated long-term return are expected to differ because the calculation of estimated long-term return reflects the estimated date and amount of principal returned while the estimated current return calculation includes only net annual interest income and public offering price.

In order to acquire certain bonds, it may be necessary for the sponsor or trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the sponsor on the trust’s inception date. This cash may exceed the interest which would accrue to the first settlement date. The trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds.

Weighted Average Modified Duration. The weighted average modified duration of the securities in the trust portfolio as of the business day before the trust’s inception date is shown under “Essential Information” in the “Investment Summary” section for your trust. Modified duration is a calculation that expresses the measurable change in the value of a security in response to a change in interest rates. Modified duration follows the concept that interest rates and bond

Understanding Your Investment	25

(which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by the trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in the trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in the trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

The Trustee. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 240 Greenwich Street, 22W Floor, New York, NY 10286. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

How We Distribute Units. We sell units to the public through underwriters and other broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. Units will be distributed to the public by these firms at the public offering price per unit as described under “How to Buy Units”.

Underwriter Compensation. The underwriters for your trust and the amounts of units underwritten are listed under “Underwriting” in the “Investment Summary” section for your trust. As sponsor and principal underwriter, we sell these units to the underwriters at the regular public offering price per unit less a concession per unit of deposited in a trust. If this happens, we will refund any sales fee that you paid.

You will receive your final distribution within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

The Sponsor. The sponsor of the trust is Advisors Asset Management, Inc. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board (MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

Sun Life Financial Inc. holds an indirect majority interest in the sponsor’s parent company, AAM Holdings, Inc. Sun Life Financial Inc. is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional clients.

We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

The sponsor or an affiliate may use the list of securities in the trust in its independent capacity

26	Understanding Your Investment

than the sponsor may be up to a maximum of 2.70% of the public offering price per unit at the time of the transaction.

No broker-dealer concession or agency commission is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts that charge a Wrap Fee.

After the initial offering period, the broker-dealer concession or agency commission for secondary market transactions is equal to 3.00% of the public offering price.

Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as “Volume Concession A” and “Volume Concession B.” The trusts offered in this prospectus are Volume Concession A trusts. Broker-dealers and other firms that sell units of any Volume Concession A trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust’s prospectus.

The additional concession for sales in a calendar month is based on total initial offering period sales of all Volume Concession A trusts during the 12-month period through the end of the preceding calendar month as set forth in the following table:

Initial Offering Period Sales In Preceding 12 Months	Volume Concession
$25,000,000 but less than $100,000,000	0.035%
$100,000,000 but less than $150,000,000	0.050
$150,000,000 but less than $250,000,000	0.075
$250,000,000 but less than $1,000,000,000	0.100
$1,000,000,000 but less than $5,000,000,000	0.125
$5,000,000,000 but less than $7,500,000,000	0.150
$7,500,000,000 or more	0.175

We will pay these amounts out of our own assets within a reasonable time following each calendar month.

2.85% of the public offering price per unit at the time of the transaction. The minimum underwriting commitment per trust is $3,000,000.

In addition, with respect to all subsequent unit purchases by an underwriter above the original underwriting commitment, an underwriter will be allowed an initial offering period broker-dealer concession equal to the original underwriter concession applicable to the underwriter as set forth above if more favorable to the underwriter than the broker-dealer concessions described below under “Broker-Dealer Compensation”.

In addition to any other benefits underwriters may realize from the sale of units, the sponsor will share on a pro rata basis among underwriters that underwrite $3,000,000 or more of a single trust 50% of any gain (less deductions for accrued interest and certain costs) represented by the difference between the cost of the bonds in such trust to the sponsor and the valuation of the bonds in such trust on the trust’s inception date.

In addition, underwriters that underwrite at least $3,000,000 or more of a single trust will receive an additional concession of 0.100% of the public offering price per unit payable at the end of the initial offering period for units that have been underwritten and sold to the public.

Where the sponsor agrees to purchase units from an underwriter, it will do so at the at the regular public offering price per unit less a concession per unit up to a maximum of 2.70% of the public offering price per unit at the time of the transaction.

Broker-Dealer Compensation. During the initial offering period, the broker-dealer concession or agency commission for non-underwriter broker-dealers and other firms is 2.60% of the public offering price per unit at the time of the transaction. Notwithstanding the preceding sentence, during the initial offering period, the broker-dealer concession or agency commission for non-underwriter broker-dealers and other firms purchasing units through underwriters other

Understanding Your Investment	27

This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for

The volume concessions will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below. For a trust to be eligible for this additional Volume Concession A compensation, the trust’s prospectus must include disclosure related to the additional Volume Concession A compensation; a trust is not eligible for additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to the additional Volume Concession A compensation. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions subject to the policies of the related selling firm. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions.

In addition, dealer firms will not receive volume concessions on the sale of units for which they received an underwriter concession described above under “Understanding Your Investment—How We Distribute Units—Underwriter Compensation” and such sales will not be included in determining whether a firm has met the sales level breakpoints for volume concessions.

Any sales fee discount is borne by the broker-dealer or selling firm out of the broker-dealer concession or agency commission. We reserve the right to change the amount of compensation paid to selling firms from time to time. Some broker-dealers and other selling firms may limit the compensation they or their representatives receive in connection with unit sales. As a result, certain broker-dealers and other selling firms may waive or refuse payment of all or a portion of the regular concession or agency commission and/or volume concession described above and instruct the sponsor to retain such amounts rather than pay or allow the amounts to such firm.

We currently may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers and other firms who sell units of this trust and our other products.

28	Understanding Your Investment

capital. Exempt-interest dividends generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining the alternative minimum tax on individuals and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). For tax years beginning after December 31, 2022, exempt-interest dividends may affect the corporate alternative minimum tax for certain corporations. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. A return of capital, although not initially taxable to you, will result in a reduction in the basis in your units and subsequently could result in you having to pay higher taxes in the future when units are sold or redeemed even if you sell or redeem the units at a loss from your original investment. In addition, if the non-dividend distribution exceeds your basis in your units, you will have long-term or short-term gain depending upon your holding period. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from your trust may also be subject to a 3.8 percent “medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into your trust is shown in the “Notes to Portfolio” section for the trust.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status. The trust intends to qualify as a “regulated investment company” under the federal tax laws. If your trust qualifies as a regulated investment company and distributes its income as required by the tax law, your trust generally will not pay federal income taxes.

Distributions. After the end of each year, you will receive a tax statement that separates your trust’s distributions into four categories: exempt-interest dividends, ordinary income distributions, capital gain dividends and return of

Understanding Your Investment	29

single individuals. Interest that is excluded from gross income and exempt-interest dividends from the trust are generally not included in your net investment income for purposes of this tax.

Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales fees. In some cases, however, you may have to adjust your tax basis after you purchase your units. Further, if you hold your units for six months or less, any loss incurred by you related to the disposition of such a unit will be disallowed to the extent of the exempt-interest dividends you received, except as otherwise described in the next section.

An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Capital Gains and Losses. If you are an individual, the maximum marginal stated federal income tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of your capital gain dividends, may be taxed at a higher maximum marginal stated federal income tax rate. Capital gains may also be subject to the “medicare tax” described above.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. If you hold a unit for six months or less, any loss incurred by you related to the disposition of such unit will be disallowed to the extent of the exempt-interest dividends you received, except in the case of a regular dividend paid by the trust if the trust declares exempt-interest dividends on a daily basis in an amount equal to at least 90 percent of its net tax-exempt interest and distributes such dividends on a monthly or more frequent basis. To the extent, if any, it is not disallowed, it will be recharacterized as long-term capital loss to the extent of any capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Rollovers and Exchanges. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

Treatment of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. You may not be able to deduct some or all of these expenses. Further, because the trust pays exempt-interest dividends, which are treated as exempt interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

30	Understanding Your Investment

In addition, distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. This withholding tax is also currently scheduled to apply to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Expenses

Your trust will pay various expenses to conduct its operations. The “Fees and Expenses” section of the “Investment Summary” in this prospectus shows the estimated amount of these expenses.

Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and

Foreign Tax Credit. If your trust invests in any non-U.S. securities, the tax statement that you receive may include an item showing non-U.S. taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

Non-U.S. Investors. If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and, other than exempt-interest dividends, will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a non-U.S. investor from your trust that are properly reported by your trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your trust makes certain elections and certain other conditions are met. Distributions from your trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the trust makes certain elections and certain other conditions are met. For tax years after December 31, 2022, amounts paid to or recognized by a non-U.S. affiliate that are excluded from tax under the portfolio interest, capital gains dividends, short-term capital gains or tax-exempt interest dividend exceptions or applicable treaties, may be taken into consideration in determining whether a corporation is an “applicable corporation” subject to a 15% minimum tax on adjusted financial statement income.

Understanding Your Investment	31

expenses, and expenses incurred in contacting you. Your trust may pay the costs of updating its registration statement each year. Your trust will pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of Hartford Investment Management Company. The trustee will generally pay trust expenses from interest income and principal payments received on the securities but in some cases may sell securities to pay trust expenses.

Experts

Legal Matters. Chapman and Cutler LLP acts as counsel for the trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

Independent Registered Public Accounting Firm. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio in this prospectus.

Additional Information

This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

32	Understanding Your Investment

Taxable Equivalent Estimated Current Return

As of the date of the prospectus, the following table shows the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under United States federal taxes using the published marginal federal tax rates scheduled to be in effect in 2023. The table illustrates approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The table does not reflect any state or local taxes, any alternative minimum taxes or any taxes other than federal personal income taxes. The table does not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The table does not reflect the effect of federal or state limitations (if any) on the amount of allowable itemized deductions or any phase-outs of exemptions or credits. See “Understanding Your Investment—Taxes” for a more detailed discussion of federal tax issues.

Taxable Income		Federal Tax Rate*	Tax-Exempt Estimated Current Return
			3.00%	3.50%	4.00%	4.50%	5.00%	5.50%	6.00%
Single Return	Joint Return		Equivalent Taxable Estimated Current Return
$0 - 11,000	$0 - 22,000	10.00%	3.33%	3.89%	4.44%	5.00%	5.56%	6.11%	6.67%
11,000 - 44,725	22,000 - 89,450	12.00%	3.41%	3.98%	4.55%	5.11%	5.68%	6.25%	6.82%
44,725 - 95,375	89,450 - 190,750	22.00%	3.85%	4.49%	5.13%	5.77%	6.41%	7.05%	7.69%
95,375 - 182,100	190,750 - 364,200	24.00%	3.95%	4.61%	5.26%	5.92%	6.58%	7.24%	7.89%
182,100 - 231,250	364,200 - 462,500	32.00%	4.41%	5.15%	5.88%	6.62%	7.35%	8.09%	8.82%
231,250 - 578,125	462,500 - 693,750	35.00%	4.62%	5.38%	6.15%	6.92%	7.69%	8.46%	9.23%
Over 578,125	Over 693,750	37.00%	4.76%	5.56%	6.35%	7.14%	7.94%	8.73%	9.52%
Over 578,125	Over 693,750	40.80%**	5.07%	5.91%	6.76%	7.60%	8.45%	9.29%	10.14%

*Please note that the table does not reflect (i) any federal limitations on the amount of allowable itemized deductions or any phase-outs of exemptions or credits, (ii) any alternative minimum taxes or any taxes other than personal income taxes or (iii) state or local taxes. In addition, note that certain investment income may also be subject to a 3.8 percent “medicare tax”.

**This is the maximum stated regular federal tax rate of 37.00% plus the 3.80% medicare tax imposed on the net investment income of certain taxpayers. The medicare tax could also apply to taxpayers in other tax brackets. This tax generally applies to net investment income if the taxpayer’s adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Tax-exempt interest income is generally not included in net investment income for purposes of this tax.

Understanding Your Investment	33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sponsor and Unitholders
Advisors Disciplined Trust 2158

Opinion on the financial statements

We have audited the accompanying statement of financial condition, including the trust portfolio on pages 6 through 8 of Advisors Disciplined Trust 2158 (the “Trust”) as of July 14, 2023, the initial date of deposit, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of July 14, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Advisors Asset Management, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of July 14, 2023 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Advisors Asset Management, Inc. and its predecessor since 2003.

Chicago, Illinois
July 14, 2023

34	Understanding Your Investment

Advisors Disciplined Trust 2158 Statement of Financial Condition as of July 14, 2023
Investment in securities
Contracts to purchase underlying securities (1)(2)	$4,959,155
Accrued interest to first settlement date (1)	44,431
Cash (3)	37,500
Total	$5,041,086

Liabilities and interest of investors
Liabilities:
Accrued interest payable to sponsor (1)	$44,431
Organization costs (3)	37,500
81,931
Interest of investors:
Cost to investors (5)	5,177,900
Less: sales fee (4)(5)	181,245
Less: organization costs (3)(5)	37,500
Net interest of investors	4,959,155
Total	$5,041,086
Number of units	5,000
Net asset value per unit	$991.83

(1)Aggregate cost of the securities is based on the offer side evaluations as determined by the evaluator. The trustee will advance the amount of net interest accrued to the first settlement date to the trust for distribution to the sponsor as unitholder of record as of such date.

(2)Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds necessary for the purchase of securities in the trust represented by purchase contracts.

(3)A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $7.50 per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust’s inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.

(4)The sales fee is equal to 3.50% of the public offering price.

(5)The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.

Contents

Investment Summary
A concise description of essential information about the portfolio

2Investment Objective

2Principal Investment Strategy

2Principal Risks

4Who Should Invest

4Essential Information

4Fees and Expenses

5Illustration of Sales Fee Discounts

6Portfolio

9Underwriting

9Types of Bonds

9Location of Issuers

Understanding Your Investment
Detailed information to help you understand your investment

10How to Buy Units

12How to Sell Your Units

13Distributions

14Investment Risks

21Bond Insurance

22How Your Trust Works

28Taxes

30Expenses

31Experts

31Additional Information

32Taxable Equivalent Estimated Current Return

33Report of Independent Registered Public Accounting Firm

34Statement of Financial Condition

Where To Learn More
You can contact us for free information about this and other investments, including the Information Supplement	Visit Us On The Internet http://www.AAMlive.com Call Advisors Asset Management, Inc. (877) 858-1773 Call The Bank Of New York Mellon (800) 848-6468

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR Database)
Call:	1-202-551-8090 (only for information on the operation of the Public Reference Section)
Refer to: Advisors Disciplined Trust 2158 Securities Act file number: 333-268776 Investment Company Act file number: 811-21056

AAM Tax Exempt Securities Trust, Investment Grade
11-15 Year Portfolio, Series 2023-1

Prospectus

July 14, 2023

Advisors Disciplined Trust

Information Supplement for Trusts

Investing in Fixed Income Securities

January 2023

This Information Supplement provides additional information concerning Advisors Disciplined Trust unit investment trusts that have prospectuses dated on and after the date set forth above investing in fixed income securities. This Information Supplement should be read in conjunction with the prospectus for a trust. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission for each applicable trust. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.aamlive.com or by contacting your financial professional or Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132 or at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date set forth above.

General Information

Each trust is one of a series of separate unit investment trusts (“UITs”) created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Each trust was created as a common law trust on the initial date of deposit set forth in the prospectus for such trust under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor/depositor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

When a trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. Additional units of a trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. The number of units, fractional interest of each unit in a trust and any estimated interest distributions per unit will increase or decrease to the extent of any adjustment. As additional units are issued by a trust, as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in principal amounts which will generally maintain the same original percentage relationship among the principal amounts of the securities in such trust established by the initial deposit of the securities. Thus, although additional units will be issued, each unit will generally continue to represent the same principal amount of each security, and the percentage relationship among the principal amount of each security in the related trust will generally remain the same. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay any associated brokerage fees.

Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

A trust consists of (a) the securities listed under “Portfolio” in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

Each trust is a UIT and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in the special circumstances discussed herein regarding the substitution of replacement securities for any failed securities. Thus, with the exception of the redemption or maturity of securities in accordance with their terms, the assets of a trust will remain unchanged under normal circumstances.

The sponsor may direct the trustee to dispose of securities the value of which has been affected by certain adverse events including institution of certain legal proceedings or decline in price to such an extent, or the occurrence of other market or credit factors, so that in the opinion of the sponsor the retention of such securities in a trust would be detrimental to the interest of the unitholders. The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Principal Account of such trust for distribution to the unitholders.

The sponsor is required to instruct the trustee to reject any offer made by an issuer of securities to issue new securities, or to exchange securities, for trust securities, the trustee shall reject such offer. However, should any issuance, exchange or substitution be effected notwithstanding such rejection or without an initial offer, any securities or property received shall be deposited in the trust and shall be promptly sold by the trustee unless the sponsor advises the trustee to keep such securities or properties. The excess cash proceeds of any such sales will be distributed to unitholders.

If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to a trust and the trust has elected to be taxed as a regulated investment company (a “RIC”). In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in a trust on the trust’s inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a RIC.

The trustee may sell securities, designated by the sponsor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

In addition, if a trust has elected to be taxed as a RIC, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a RIC, including the requirements with respect to diversification under Section 851 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and as may be needed from time to time to avoid the imposition of any income or excise taxes or on undistributed income of a trust.

Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Principal Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract, including those securities purchased on a “when, as and if issued” basis (“Failed Securities”), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities (“Replacement Securities”) to make up the original corpus of such trust.

Securities in certain of the trusts may have been purchased on a “when, as and if issued” or delayed delivery basis with delivery expected to take place after the first settlement date. Accordingly, the delivery of such securities may be delayed or may not occur. Interest on these securities begins accruing to the benefit of unitholders on their respective dates of delivery. Unitholders of all trusts will be “at risk” with respect to any “when, as and if issued” or “delayed delivery” securities included in their respective trust (i.e., may derive either gain or loss from fluctuations in the evaluation of such securities) from the date they commit for units.

The Replacement Securities must be purchased within twenty days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities (i) shall be bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities, having no warrants or subscription privileges attached; (ii) shall be payable in United States currency; (iii) shall not be “when, as and if issued” obligations or restricted securities; (iv) shall be issued after July 18, 1984 if interest thereon is United States source income; (v) shall be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law) or in effect guaranteed, directly or indirectly, by means by of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the Replacement Securities; (vi) if the prospectus for the related trust provides that an objective of such trust is to provide income exempt from United States federal taxation, shall be securities issued by states or territories of the United States or political subdivisions thereof which shall have the benefit of an exemption from United States federal taxation of interest to an extent equal to or greater than that of the Securities they replace and, if the prospectus for the related trust provides that an objective of such trust is to provide income exempt from state taxation, shall have the benefit of an exemption from state taxation to an extent equal to or greater than that of the Securities they replace; and (vii) shall not cause the units of the related trust to cease to be rated “AAA” by Standard & Poor’s, a division of S&P Global Inc. (“Standard & Poor’s”) if the units are so rated. The purchase price of the Replacement Securities (exclusive of accrued interest) shall not exceed the principal attributable to the Failed Securities. In addition, no substitution of Replacement Securities will be made if such substitution will adversely affect the federal income tax status of the related trust. Whenever a Replacement Security is acquired for a trust, the trustee shall, within five days thereafter, notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than thirty days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder’s investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of the related trust and the trustee will distribute the principal and accrued interest attributable to such Failed Securities on the next monthly distribution date which is more than thirty days thereafter. In addition, unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for unitholders of a trust.

Whether or not a Replacement Security is acquired, an amount equal to the accrued interest (at the coupon rate of the Failed Securities) will be paid to unitholders of a trust to the date the sponsor removes the Failed Securities from the trust if the sponsor determines not to purchase a Replacement Security or to the date of substitution if a Replacement Security is purchased. All such interest paid to unitholders which accrued after the date of settlement for a purchase of units will be paid by the sponsor. In the event a Replacement Security could not be acquired by a trust, the estimated net annual interest income per unit for such trust would be reduced and the estimated current return and estimated long-term return might be lowered.

Subsequent to a trust’s inception, a security may cease to be rated or its rating may be reduced below any minimum required as of the trust’s inception. Neither event requires the elimination of such investment from a trust, but may be considered in the sponsor’s determination to direct the trustee to dispose of such investment.

The sponsor may not alter the portfolio of a trust except upon the happening of certain extraordinary circumstances. Certain of the securities may be subject to optional call or mandatory redemption pursuant to sinking fund provisions, in each case prior to their stated maturity. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer, often at a premium over par. A refunding is a method by which a bond issue is redeemed, at or before maturity, by the proceeds of a new bond issue. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par with proceeds from a fund accumulated for the scheduled retirement of a portion of an issue to maturity. Special or extraordinary redemption provisions may provide for redemption at par of all or a portion of an issue upon the occurrence of certain circumstances. Redemption pursuant to optional call provisions is more likely to occur, and redemption pursuant to special or extraordinary redemption provisions may occur, when the securities have an offering side evaluation which represents a premium over par, that is, when they are able to be refinanced at a lower cost. The proceeds from any such call or redemption pursuant to sinking fund provisions, as well as proceeds from the sale of securities and from securities which mature in accordance with their terms from a trust, unless utilized to pay for units tendered for redemption, will be distributed to unitholders of such trust and will not be used to purchase additional securities for such trust. Accordingly, any such call, redemption, sale or maturity will reduce the size and diversity of a trust and the net annual interest income of such trust and may reduce the estimated current return and the estimated long-term return. The call, redemption, sale or maturity of securities also may have tax consequences to a unitholder.

Certain of the securities in a trust may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in a trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A market discount tax-exempt bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any of the securities.

Certain of the securities in a trust may be “zero coupon” bonds, i.e., an original issue discount bond that does not provide for the payment of current interest. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently.

To the best of the sponsor’s knowledge, there is no litigation pending as of a trust’s inception in respect of any security which might reasonably be expected to have a material adverse effect on the trust. At any time after a trust’s inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on a trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

Risk Factors

An investment in units of a trust may be subject to some or all of the risks described below. In addition, you should carefully review the objective, strategy and risk of the trust as described in the prospectus and consider your ability to assume the risks involved before making an investment in a trust.

Market Risk. You should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units of a trust will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, no one can guarantee that the performance of a trust will be positive over any period of time. Because each trust is unmanaged, the trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment. First detected in late 2019, a novel form of coronavirus disease (“COVID-19”) spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020. The COVID-19 pandemic disrupted supply chains, adversely affected commercial activities and resulted in increased market volatility, and may further impact supply chains, commercial activities and market volatility in the future. Many countries reacted to the COVID-19 pandemic through prevention measures, such as quarantines, and government intervention, including placing restrictions on travel and business operations. These measures along with the general uncertainty caused by this pandemic, including emerging variants, has resulted in a decline in consumer demand across many industries and imposed significant costs on governmental and business entities. The potential economic impact of the COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions.

Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security. This could cause the value of an investment to fall and may reduce the level of dividends an investment pays which would reduce income. The COVID-19 pandemic may adversely impact the credit rating of a borrower, and may impact the ability of such borrower to make principal or interest payments on securities, when due.

Interest Rate Risk. Interest rate risk is the risk that the value of fixed income securities and similar securities will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. The Federal Reserve began raising interest rates in 2022 and signaled an expectation to continue to do so in response to inflation. The risks associated with rising interest rates are heightened for bonds and other fixed income securities.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

Foreign Issuers. An investment in securities of non-U.S. issuers involves certain investment risks that are different in some respects from an investment in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, potential trading halts or government bans on buying or selling foreign securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of foreign securities), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign securities and on the ability to liquidate securities. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign securities and correspondingly could affect the price of trust units.

Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions applicable to a trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities will generally be affected only in foreign securities markets. Investors should realize that the securities might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of securities will be adversely affected if trading markets for the securities are limited or absent.

Emerging Markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors’ activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors could suffer loss arising from these registration problems. The rights and remedies associated with emerging market investment securities may differ and be more limited than those available in more developed countries, and the legal remedies in emerging markets are often more limited than the remedies available in the United States. Emerging market companies are also subject to a greater risk of market closure or manipulation, less liquidity, limited reliable access to capital and exchange delistings. Emerging market companies may have lower quality or less information publicly available due to differences in regulatory, accounting, audit, and financial recordkeeping standards. Information that is available may be unreliable or outdated. The limitations associated with investments in emerging market companies could impact the trust’s ability to achieve its investment objective.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors. Further, companies in emerging markets may have less reliable access to capital.

Currency Risk. A trust that invests in securities of non-U.S. issuers will be subject to currency risk, which is the risk that an increase in the U.S. dollar relative to the non-U.S. currency will reduce returns or portfolio value. Generally, when the U.S. dollar rises in value relative to a non-U.S. currency, a trust’s investment in securities denominated in that currency will lose value because its currency is worth fewer U.S. dollars. On the other hand, when the value of the U.S. dollar falls relative to a non-U.S. currency, a trust’s investments denominated in that currency will tend to increase in value because that currency is worth more U.S. dollars. The exchange rates between the U.S. dollar and non-U.S. currencies depend upon such factors as supply and demand in the currency exchange markets, international balance of payments, governmental intervention, speculation and other economic and political conditions. A trust may incur conversion costs when it converts its holdings to another currency. Non-U.S. exchange dealers may realize a profit on the difference between the price at which a trust buys and sells currencies. A trust may engage in non-U.S. currency exchange transactions in connection with its portfolio investments. A trust may also be subject to currency risk through investments in ADRs, GDRs and other non-U.S. securities denominated in U.S. dollars.

Alternative Minimum Tax Risk. While certain of the distributions from the trust may be exempt from certain taxes, a portion of such distributions may be taken into account in computing the alternative minimum tax on individuals. For tax years beginning after December 31, 2022, tax exempt interest dividends may affect the corporate alternative minimum tax for certain corporations.

Foreign Government Securities Risk. The ability of a government issuer, especially in an emerging market country, to make timely and complete payments on its debt obligations will be strongly influenced by the government issuer’s balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a government issuer cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks, and multinational organizations. There are no bankruptcy proceedings similar to those in the United States by which defaulted government debt may be collected. Additional factors that may influence a government issuer’s ability or willingness to service debt include, but are not limited to, a country’s cash flow situation, the ability of sufficient foreign exchange on the date a payment is due (where applicable), the relative size of its debt burden to the economy as a whole, and the issuer’s policy towards the International Monetary Fund, the International Bank for Reconstruction and Development and other international agencies to which a government debtor may be subject.

Supranational Entities’ Securities. Certain securities are obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the “World Bank”). The government members, or “stockholders,” usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and an investor in such securities may lose money on such investments.

Small-Cap and Mid-Cap Companies. Smaller company securities customarily involve more investment risk than larger company securities. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small or mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Real Estate Investment Trusts. Real estate investment trusts (“REITs”) may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate. The Federal Reserve began raising interest rates in 2022 and signaled an expectation to continue to do so in response to inflation. The risks associated with rising interest rates are heightened for bonds and other fixed income securities.

REITs have been and may continue to be negatively impacted by conditions caused by the spread of COVID-19 due to many individuals and businesses being unable to pay all or a portion of their contracted rent. This has had and may continue to have an adverse impact on REITs that invest in real estate which provide space to these individuals and businesses.

Master Limited Partnerships. Master limited partnerships (“MLPs”) are limited partnerships or limited liability companies that are generally taxed as partnerships whose interests are traded on securities exchanges. MLP ownership generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy, natural resources or real estate sectors and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond’s rating.

Split Ratings Risk. Ratings are based on an evaluation by a credit rating organization of the issuer’s credit history and the ability to repay its obligations (such as Standard Poor’s or Moody’s Investor Service). An investment grade rating generally signifies that a credit rating agency considers the current quality of a bond to be sufficient to provide reasonable assurance of the issuer’s ability to meet its obligation to bondholders. The portfolio may include bonds that are unrated or rated below investment-grade by one credit rating agency and rated as investment-grade quality by the other as of the date of the trust’s inception. These are referred to as “split-rated” securities. A split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer’s revenues or a general economic downturn.

Prepayment Risk. When interest rates fall, among other factors, the issuer of a fixed income security may prepay its obligations earlier than expected. Such amounts will result in early distributions to an investor who may be unable to reinvest such amounts at the yields originally invested which could adversely impact the value of your investment. Certain bonds include call provisions which expose such an investor to call risk. Call risk is the risk that the issuer prepays or “calls” a bond before its stated maturity. An issuer might call a bond if interest rates, in general, fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, the holder of such bond will receive principal but will not receive any future interest distributions on the bond. Such investor might not be able to reinvest this principal at as high a yield. A bond’s call price could be less than the price paid for the bond and could be below the bond’s par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used and various other events.

Extension Risk. When interest rates rise, among other factors, issuers of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

“When Issued” and “Delayed Delivery” Bonds. Certain debt obligations may have been purchased on a “when, as and if issued” or “delayed delivery” basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of investors on their respective dates of delivery. Investors will be “at risk” with respect to all “when, as and if issued” and “delayed delivery” bonds (i.e., may derive either gain or loss from fluctuations in the values of such bonds) from the date they purchase their investment.

Premium Securities. Certain securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

Market Discount. Certain fixed income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount securities at the time of purchase are lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced.

Original Issue Discount Bonds. Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond’s par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as taxable interest income for U.S. federal income tax purposes.

Zero Coupon Bonds. Certain bonds may be “zero coupon” bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Restricted Securities. Certain securities may only be resold pursuant to Rule 144A under the Securities Act. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, an owner may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time an owner may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, an owner might obtain a less favorable price than that which prevailed when it decided to sell.

High Yield Securities. “High yield” or “junk” securities, the generic names for securities rated below BBB by S&P Global Ratings, a division of S&P Global, Inc. (“S&P”) or below Baa by Moody’s Investors Service, Inc. (“Moody’s”)(or similar ratings of other rating agencies), are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. These obligations that are considered below “investment grade” and should be considered speculative as such ratings indicate a quality of less than investment grade. High yield securities are generally not listed on a national securities exchange. Trading of high yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high yield securities. Therefore, since there are fewer traders in these securities than there are in “investment grade” securities, the bid-offer spread is usually greater for high yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of a trust may be adversely affected if trading markets for the securities are limited or absent.

An investment in “high yield, high-risk” debt obligations or “junk” obligations may include increased credit risks and the risk that the value of the units will decline, and may decline precipitously, with increases in interest rates. During certain periods there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain high yield securities may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high yield, high-risk securities resulting in a higher incidence of defaults among high yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high yield, high-risk securities, an increase in interest rates will increase that issuer’s interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer’s interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer’s credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher- rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debt-holders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy.

Should the issuer of any security default in the payment of principal or interest, the holders of such security may incur additional expenses seeking payment on the defaulted security. Because the amounts (if any) recovered in payment under the defaulted security may not be reflected in the value of units of a trust until actually received, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Municipal Bonds. Certain municipal bonds are “general obligation bonds” and are general obligations of a governmental entity that are backed by the taxing power of such entity. Other municipal bonds are “revenue bonds” payable from the income of a specific project or authority and are not supported by the issuer’s power to levy taxes. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds, both within a particular classification and between classifications, depending on numerous factors. The COVID-19 pandemic has adversely affected, and may further adversely affect in the future, the financial conditions of many states and political subdivisions, and could negatively impact the value of bonds issued by states and political subdivisions, as well as the ability of such entities to make payments when due.

Certain municipal bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be insured by the Federal Housing Administration or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer’s boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under provisions of the Internal Revenue Code, which include certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from federal income tax under existing laws and regulations.

Certain municipal bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility’s gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

Certain municipal bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain bonds to make payments of principal and/or interest on such bonds.

Certain municipal bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of “no-growth” zoning ordinances.

Certain municipal bonds may be industrial revenue bonds (“IRBs”). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator’s creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

Certain municipal bonds may be obligations that are secured by lease payments of a governmental entity (“lease obligations”). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality’s taxing power is pledged, a lease obligation is ordinarily backed by the municipality’s covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain “non-appropriation” clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity’s failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although “non-appropriation” lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Certain municipal bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of declining student enrollment, possible inability to raise tuitions and fees sufficiently to cover operating costs, the uncertainty of continued receipt of federal grants and state funding and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport’s gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project; technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. No one can predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

Certain municipal bonds may have been acquired at a market discount from par value at maturity. A “tax-exempt” municipal bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates.

Certain municipal bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities; technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single-family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Convertible Securities. Convertible securities are generally debt obligations or preferred stock of a company that are convertible into another security of the company, typically common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities generally fall below other debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

Senior Loans. Senior loans may be issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans generally are of below investment grade credit quality and may be unrated at the time of investment. They generally are not registered with the Securities and Exchange Commission (the “SEC”) or any state securities commission and generally are not listed on any securities exchange.

An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on an investment in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Additionally, senior loans generally have floating interest rates that may be tied to the London Inter-Bank Offered Rate (“LIBOR”). In 2017, the United Kingdom's Financial Conduct Authority, which regulated LIBOR, announced that it intended to phase out LIBOR by the end of 2021. In March 2021, the administrator of LIBOR announced a delay in the phase out of the majority of U.S. dollar LIBOR publications until June 30, 2023. In the United States, the Secured Overnight Financing Rate (“SOFR”) is anticipated to be the replacement rate for most floating rate instruments. Not all instruments that contemplate LIBOR have a replacement rate, and the effectiveness of SOFR or any other replacement rate remains uncertain. Accordingly, the potential phase out of LIBOR could adversely affect the value of investments tied to LIBOR.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans does exist. Senior loans are thus relatively illiquid. If a fund held by a trust invests in senior loans, liquidity of a senior loan refers to the ability of the fund to sell the investment in a timely manner at a price approximately equal to its value on the fund’s books. The illiquidity of senior loans may impair a fund’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a trust’s net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. The price for the senior loan may be adversely affected if sold at a time when a financial institution is engaging in such a sale.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Covenant-Lite Loans. A covenant-lite loan is a loan made with minimal protections for the lender. Because covenant-lite loans are less restrictive on borrowers and provide less protection for lenders than typical corporate loans, the risk of default may be significantly higher. Covenant-lite loans contain fewer maintenance covenants, or no maintenance covenants at all, than traditional loans and may not include terms that allow the lender to monitor the financial performance of the borrower and declare a default if certain criteria are breached. This may hinder the ability to reprice credit risk associated with the borrower and reduce the ability to restructure a problematic loan and mitigate potential loss. As a result, exposure to losses on such investments is increased, especially during a downturn in the credit cycle.

Floating Rate Instruments. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing an investor to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

Asset-Backed Securities. Asset-backed securities (“ABS”) are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Mortgage-Backed Securities. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline.

Sovereign Debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

U.S. Government Obligations Risk. Obligations of U.S. government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. government to purchase an agency’s obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. government would provide financial support to any of these entities if it is not obligated to do so by law.

Concentration Risk. Concentration risk is the risk that the value of a trust may be more susceptible to fluctuations based on factors that impact a particular sector because the trust provides exposure to investments concentrated within a particular sector or sectors. A portfolio “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio.

Communication Services Sector. General risks of communication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Media and entertainment companies are subject to changing demographics, consumer preferences and changes in the way people communicate and access information and entertainment content. Certain of these companies may be particularly susceptible to cybersecurity threats, which could have an adverse effect on their business. Companies in this sector may be subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communication stocks can experience extreme volatility.

Companies in the communication sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. Technological innovations may also make the existing products and services of communication companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

Consumer Discretionary and Consumer Staples Sectors. The profitability of companies that manufacture or sell consumer products or provide consumer services may be affected by various factors including the general state of the economy and consumer spending trends. The viability of the retail industry depends on the industry’s ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry may require large capital outlays for technological investments. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Many retailers may be involved in entering global markets which entail added risks such as sudden weakening of foreign economies, military actions, difficulty in adapting to local conditions and constraints and added research costs. The COVID-19 pandemic may adversely impact companies within these sectors, including but not limited to, companies involved in travel, entertainment and retail consumer goods and services.

Energy Sector. Energy companies may include but are not limited to companies involved in: production, generation, transmission, marketing, control, or measurement of energy; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, military actions, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the securities issued by energy companies may be subject to rapid price volatility.

Any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy sector. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector securities.

Financials Sector. Companies in the financials sector may include banks and their holding companies, finance companies, investment managers, broker-dealers, insurance and reinsurance companies and mortgage REITs. Financial companies are subject to extensive governmental regulation which may limit their permitted activities and affect their ability to earn a profit. These government actions include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on any individual financial company or on the financial markets as a whole.

In addition, deterioration in general economic conditions can have an adverse impact on financial companies. Financial difficulties of borrowers, limited access to capital, deterioration of credit markets and unstable interest rates can have a disproportionate effect on the financials sector. Financial markets are becoming increasingly intertwined on a global scale and adverse economic conditions in one country or region may impact financial companies around the world. Companies in the financials sector may also be the targets of hacking and potential theft of proprietary or customer information or disruptions in service, which could have a material adverse effect on their businesses. Financial companies are also subject to intense competition, which could adversely affect the profitability or viability of such companies.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, currency exchange rates, volatile interest rates, portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry and competition from new entrants in their fields of business. Banks, thrifts and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations, which impose strict capital requirements and limitations on the permissible activities that banks and thrifts may pursue. In addition, these companies may face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks, thrifts and their holding companies face tremendous pressure from mutual funds, brokerage firms and other providers in the competition to furnish services that were traditionally offered by banks and thrifts.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies’ policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition; the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow; the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices; the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings; the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions; the adverse impact that increases in interest rates could have on the value of an insurance company’s investment portfolio and on the attractiveness of certain of its products; and the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

The state insurance regulatory framework is also subject to the risk of federal and state legislatures potentially enacting laws that alter or increase regulation of insurance companies and insurance holding company systems. Previously, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non- conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate (as discussed herein).

Health Care Sector. Health care companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the health care field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product’s transition from development to production, and revenue patterns may be erratic. In addition, health care facility operators may be affected by events and conditions including, among other things, pandemics and epidemics, demand for services, the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs. Legislative proposals concerning health care are proposed in Congress from time to time. These proposals may span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of prepaid health care plans.

Industrials Sector. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel.

Information Technology Sector. Information technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking and communications equipment, internet access and information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the internet, may be characterized by rapidly changing technology, product obsolescence, cyclical markets, evolving industry standards and frequent new product introductions. The success of companies in this sector depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting a company’s products or in the market for products based on a particular technology could have a material adverse effect on an issuer’s operating results. Furthermore, there can be no assurance that any particular company will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high- technology common stocks to fluctuate substantially. In addition, technology company stocks may experience extreme price and volume fluctuations that are often unrelated to the operating performance of such companies. Such market volatility may adversely affect the price of shares of these companies.

Some key components of certain products of technology issuers may be available only from single sources. There can be no assurance that suppliers will be able to meet the demand for components in a timely and cost-effective manner. Accordingly, an issuer’s operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, technology issuers may have a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on companies in this sector.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken to protect proprietary rights will be adequate to prevent misappropriation of technology or that competitors will not independently develop technologies that are substantially equivalent or superior to an issuer’s technology. In addition, due to the increasing public use of the internet and connectivity of devices, information technology companies are increasingly the subject of legal inquiries and legislative proposals. It is possible that new laws and regulations may be adopted to address issues such as privacy, pricing, monopolistic characteristics, and the character and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the issuers of securities in the information technology sector.

Materials Sector. Companies in the basic materials sector are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement, and gypsum. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

Real Estate Sector. Real estate companies include REITs and real estate management and development companies. Companies in the real estate sector may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers. The performance of a REIT may also be adversely impacted by other factors (discussed above).

Real estate management and development companies often are dependent upon specialized management skills, have limited diversification and are subject to risks inherent in operating and financing a limited number of projects. To the extent such companies focus their business on a particular geographic region of a country, they may also be subject to greater risks of adverse developments in that area. These companies may also be subject to heavy cash flow dependency and defaults by borrowers. Certain real estate management and development companies have a relatively small market capitalization, which may tend to increase the volatility of the market price of these securities.

Real estate related securities have, and may continue to, be negatively impacted by conditions caused by the spread of COVID-19. COVID-19 has adversely impacted many individuals and businesses and resulted in these individuals and businesses being unable to pay all or a portion of their contracted rent, creating cashflow difficulties for many landlords and adversely impacting the value of some real estate and related businesses. The COVID-19 pandemic may also continue to have an adverse impact on REITs that invest in real estate which provide space to these individuals and businesses.

Utilities Sector. General problems of utility companies include risks of increases in energy and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations that may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or manmade disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics including military actions, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

California. The information provided below is only a brief summary of the complex factors affecting the financial situation in California and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on California’s 2019-20 fiscal year running from July 1, 2019, to June 30, 2020. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in California or contained in official statements for various California municipal obligations.

Economic Outlook. California’s economy recovered during the 2020-21 fiscal year. As of the end of the 2020-21 fiscal year, California’s GDP approached $3.3 trillion, which represented a 17% increase over the 2019-20 fiscal year. Additionally, by the end of the 2020-21 fiscal year California’s economic output surpassed the pre-COVID-19 pandemic GDP by 6.7%. Personal income for Californians also increased, gaining 4.2% over the 2020-21 fiscal year.

The unemployment rate in California steadily recovered during the 2020-21 fiscal year, dropping from 14.1% as of the end of the 2019-20 fiscal year to 7.6% as of the end of the 2020-21 fiscal year. The leisure and hospitality sector recuperated 265,000 jobs during the 2020-21 fiscal year, representing an increase of 20.2%. However, as of the end of the 2020-21 fiscal year, the leisure and hospitality sector was still lacking nearly 500,000 jobs that existed prior to the COVID-19 pandemic.

The housing market showed signs of growth during the 2020-21 fiscal year. Existing home sales in June 2021 totaled 436,020 units an increase of 28.3% from June 2020. The median home price in California rose to a record high of $819,630, which was an increase of 30.9% from June 2020.

New vehicle registrations in California increased from 98,865 in June 2020 to 144,282 in June 2021, an increase of 45.9%.

At the end of the 2020-21 fiscal year, California’s economy showed signs of growth and recovery from the initial impacts of the COVID-19 pandemic. The continued recovery and growth remains uncertain however due to the continued evolution of the pandemic and rise in inflation rates in California from 1.4% in the 2019-20 fiscal year to 4.4% during the 2020-21 fiscal year. Since June 2021 annual price inflation has exceeded 5.0% each month compared to about 2.0% over the last decade. An increased demand from consumers paired with continued frictions in the production and transportation of goods has led to higher than normal growth in prices of many goods and services.

Net Assets. The California primary government’s combined net deficit position (governmental and business-type activities) declined by $338 million (0.6%) from a negative $54.5 billion, as restated, to a negative $54.8 billion as of the 2019-20 fiscal year end.

The California primary government’s net investment in capital assets such as land, buildings, equipment, and infrastructure of $119.7 billion comprise a significant portion of its net position. This amount of capital assets is net of any outstanding debt used to acquire those assets. California uses capital assets when providing services to citizens and consequently, these assets are not available for future spending. Although California’s investment in capital assets is reported net of related debt, the resources needed to repay this debt must come from other sources because California cannot use the capital assets to pay off the liabilities.

The California primary government’s net position includes another $54.4 billion, which represents resources that are externally restricted as to how they may be used, such as resources pledged to debt service. The internally-imposed earmarking of resources is not presented as restricted net position. As of the end of the 2019-20 fiscal year, the primary government’s combined unrestricted net deficit position was $228.9 billion ($208 billion for governmental activities and $20.9 billion for business-type activities).

As of the end of fiscal year 2019-20, the California primary government recognized $186.8 billion, which accounted for 81.6% of the $228.9 billion unrestricted net deficit, in unfunded employee related obligations—net pension liability, net OPEB liability, and compensated absences. In addition, the California primary government recognized $65.0 billion in outstanding bonded debt issued to build capital assets for school districts and other local governmental entities, a common state practice nationwide. Because California does not own these capital assets, neither the assets nor the related bonded debt is included in the portion of net position reported as net investment in capital assets. Rather, the bonded debt is reported as a noncurrent liability that increases California’s unrestricted net deficit position. A major factor contributing to the unrestricted net deficit is that California must recognize a liability on the government-wide Statement of Net Position as soon as an obligation occurs, while financing and budgeting functions focus on when a liability will be paid. California can expect continued deficits in the unrestricted net position of governmental activities as long as it has significant unfunded employee-related obligations and outstanding obligations for school districts and other local governmental entities.

California General Fund. California’s main operating fund (the “California General Fund”) ended the 2019-20 fiscal year with assets of $57.0 billion; liabilities and deferred inflows of resources of $28.5 billion; and non-spendable, restricted, committed and assigned fund balances of $2.1 billion, $16.7 billion, $3.0 billion and $3.1 billion, respectively. The California

General Fund was left with an unassigned fund balance of $3.6 billion, a $2.9 billion increase over the 2018-19 fiscal year. Total assets of the California General Fund increased by $7.3 billion (14.6%) versus the 2018-19 fiscal year. Total liabilities and deferred inflows of resources decreased by $2.7 billion (8.5%) versus the 2018-19 fiscal year.

The California General Fund had an excess of revenues over expenditures of $17.4 billion ($155.9 billion in revenues and $138.5 billion in expenditures). Approximately $149.5 billion (95.9%) of California General Fund revenue is derived from California’s largest three taxes: personal income taxes ($110.3 billion), sales and use taxes ($25.5 billion), and corporation taxes ($13.7 billion).

During 2019-20 fiscal year, total California General Fund revenue increased by $15.4 billion (11.0%), which primarily resulted from an increase in personal income taxes of $15.3 billion (16.1%). California General Fund expenditures increased by $9.4 billion (7.3%). The largest increases were in health and human services and general government, which were up $4.3 billion and $4.7 billion, respectively. The California General Fund ended the 2019-20 fiscal year with a fund balance of $28.5 billion, an increase of $10.3 billion from the 2018-19 fiscal year’s restated ending fund balance of $18.2 billion. The California General Fund’s ending fund balance includes $16.1 billion restricted for budget stabilization if California’s Governor must declare a budget emergency during an economic crisis (such as the COVID-19 pandemic encountered in the final quarter of the 2019-20 fiscal year).

Budget Outlook. California’s 2020-21 Budget Act was enacted on June 29, 2020 (the “California Budget Act”). The California Budget Act appropriated $202.1 billion—$133.9 billion from the California General Fund, $62.1 billion from special funds, and $6.1 billion from bond funds. The California General Fund’s budgeted expenditures decreased by $13 billion (8.9%) over the 2019-20 fiscal year budget. The California General Fund’s revenues were projected to be $137.7 billion after a $7.8 billion transfer from the Budget Stabilization Account (BSA), California’s rainy-day fund. California General Fund revenue comes predominantly from taxes, with personal income taxes expected to provide 59.7% of total revenue in fiscal year 2020-21. California’s major taxes (personal income, sales and use, and corporation taxes) were projected to provide approximately 88.3% of the California General Fund’s in the 2020-21 fiscal year. The California General Fund was projected to end the 2020-21 fiscal year with $10.7 billion in total reserves—$8.3 billion in the BSA, $2.6 billion in the California General Fund’s Special Fund for Economic Uncertainties (SFEU), $450 million in the Safety Net Reserve (SNR), and an expected deficit of $716 million in COVID reserve. In addition to the required minimum annual transfer to the BSA, Proposition 2 requires the California General Fund to make an equivalent minimum annual amount of debt reduction payments; the 2020-21 fiscal year spending plan included $2.0 billion of debt reduction expenditures.

The California Budget Act decreased total California expenditures by $12.9 billion over the 2019-20 fiscal year budgeted level, driven by a decrease in budgeted California General Fund expenditures of $13.9 billion. The primary decreases in spending in the California General Fund were from reductions of $10.2 billion for K-12 education, $1.7 billion for higher education and $3.6 billion for general government. The California General Fund’s share of Proposition 98 guaranteed minimum funding level for K-12 schools and community colleges decreased by $7.6 billion to $45.1 billion.

The California Budget Act planned to close a $54.3 billion deficit caused by the COVID-19 recession. Specific strategies to reduce the deficit included: using $8.8 billion in reserves, borrowing $9.3 billion form special funds, temporarily suspending $4.4 billion in incentive tax credits provided to businesses, cancelling $10.6 billion in government program expansions, obtaining $10.1 billion in expanded federal assistance and initiating $11.1 billion in funding reductions and deferrals which would be restored if certain federal funding targets were met.

Specific California Budget Act provisions included a $15.9 billion increase in Medi-Cal local assistance to address COVID-19 caseload growth, $1.6 billion in additional funding for In-Home Supportive Services, increased CalWORKs costs projected to reach $7.8 billion and $1.2 billion allocated across multiple departments and programs to support local governments’ housing and homelessness programs.

California’s state government received $9.5 billion from the Coronavirus Relief Fund. The California Budget Act allocated $4.5 billion of these funds to schools and community colleges to mitigate the effects of school closures related to COVID-19. The California Budget Act provided $1.3 billion to counties and $500 million to cities to address homelessness, public health, public safety and other services. Additionally, another $550 million was allocated to the Department of Housing and Community Development to help provide housing for individuals and families at risk of becoming homeless due to the COVID-19 pandemic.

In June 2021, the 2021-22 Budget Act (the “2021-22 California Budget Act”) was enacted and provided updated estimates of fiscal year 2020-21 California General Fund revenues, expenditures, and reserves. The 2021-22 California Budget Act, projected for the 2020-21 fiscal year California General Fund revenue of $188.8 billion (after transfers), expenditures of $166.1 billion, and total year-end reserves of $14.7 billion —$1.9 billion Public School System Stabilization Account, $12.3 billion in the BSA and $450 million in the SNR—which is $4.0 billion more than projected in the California Budget Act in June 2020.

Capital Assets. As of June 30, 2020, California’s investment in capital assets for its governmental and business-type activities amounted to $152.9 billion (net of accumulated depreciation/amortization). California’s capital assets include land, state highway infrastructure, collections, buildings and other depreciable property, intangible assets, and construction/development in progress. The buildings and other depreciable property account includes buildings, improvements other than buildings, equipment, certain infrastructure assets, certain books, and other capitalized and depreciable property. Intangible assets include computer software, land use rights, patents, copyrights, and trademarks. Infrastructure assets are items that normally are immovable, such as roads and bridges, and can be preserved for a greater number of years than can most capital assets.

As of June 30, 2020, California’s capital assets increased by $4.6 billion (3.1%) versus the 2018-19 fiscal year. The majority of the increase occurred in state highway infrastructure, buildings and other depreciable property and construction/development in progress.

Debt Administration. As of June 30, 2020, California had total bonded debt outstanding of $109.9 billion, $79.7 billion (72.5%) of which represents general obligation bonds, which are backed by the full faith and credit of California. The current portion of general obligation bonds outstanding is $4.4 billion and the long-term portion is $75.3 billion. The remaining $30.2 billion (27.5%) of bonded debt outstanding represents revenue bonds, which are secured solely by specified revenue sources. The current portion of revenue bonds outstanding is $2.1 billion and the long-term portion is $28.1 billion.

During the 2019-20 fiscal year, California issued a total of $7.8 billion in new general obligation bonds to fund various capital projects and other voter-approved costs related to K-12 schools and higher education facilities, transportation improvements and high-speed rail, water quality and environmental protection, and other public purposes.

Budgetary Control. California’s annual budget is primarily prepared on a modified accrual basis for governmental funds. The Governor of California recommends a budget for approval by the California legislature each year. This recommended budget includes estimated revenues, but revenues are not included in the annual budget bill adopted by the legislature. Under California law, California cannot adopt a spending plan that exceeds estimated revenues.

Under the California Constitution, money may be drawn from the treasury only through a legal appropriation. The appropriations contained in the California Budget Act, as approved by the California legislature and signed by the Governor of California, are the primary sources of annual expenditure authorizations and establish the legal level of control for the annual operating budget. The budget can be amended throughout the year by special legislative action, budget revisions by the California Department of Finance, or executive orders of the Governor of California. Amendments to the original budget for the 2019-20 fiscal year, increased spending authority for the budgetary/legal basis-reported California General Fund, Transportation Funds, and the Environmental and Natural Resources Funds.

Appropriations are generally available for expenditure or encumbrance either in the year appropriated or for a period of three years if the legislation does not specify a period of availability. At the end of the availability period, the encumbering authority for the unencumbered balance lapses. Some appropriations continue indefinitely, while others are available until fully spent. Generally, encumbrances must be liquidated within two years from the end of the period in which the appropriation is available. If the encumbrances are not liquidated within this additional two-year period, the spending authority for these encumbrances lapses.

Risk Management. The primary government has elected, with a few exceptions, to be self-insured against loss or liability. The primary government generally does not maintain reserves. Losses are covered by appropriations from each fund responsible for payment in the year in which the payment occurs. California is permissively self-insured and, barring any extraordinary catastrophic event, the potential amount of loss faced by California is not considered material in relation to the primary government’s financial position. Generally, the exceptions are when a bond resolution or a contract requires the primary government to purchase commercial insurance for coverage against property loss or liability. There have been no significant reductions in insurance coverage from the prior year. In addition, no insurance settlement in the last three years has exceeded insurance coverage. All claim payments are on a “pay-as-you-go” basis, with workers’ compensation benefits for self-insured agencies initially being paid by the California Compensation Insurance Fund.

The discounted liability for unpaid self-insurance claims of the primary government is estimated to be $4.7 billion as of the 2019-20 fiscal year end. This estimate is primarily based on actuarial reviews of California’s workers’ compensation program and includes indemnity payments to claimants, as well as all other costs of providing workers’ compensation benefits, such as medical care and rehabilitation. The estimate also includes the liability for unpaid services fees, industrial disability leave benefits, and incurred-but-not-reported amounts. The estimated total liability of approximately $6.6 billion is discounted to $4.7 billion using a 3.5% interest rate. Of the total discounted liability, $486 million is a current liability, of which $350 million is included in the California General Fund, $133 million in the special revenue funds and $3 million in the internal service funds. The remaining $4.2 billion is reported as other noncurrent liabilities in the government-wide Statement of Net Position. The University of California, a discretely presented component unit, is self-insured or insured through a wholly-owned captive insurance company.

Ratings. As of December 30, 2022, all outstanding general obligation bonds of the state of California were rated “AA-” by S&P and “Aa2” by Moody’s. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the state of California, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of California bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

New Jersey. The information provided below is only a brief summary of the complex factors affecting the financial situation in New Jersey and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New Jersey’s 2020-21 fiscal year running from July 1, 2020 to June 30, 2021. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New Jersey or contained in official statements for various New Jersey municipal obligations.

Economic Outlook. New Jersey’s labor market added 212,400 jobs during the fiscal year 2020-21, adding jobs in every month. Job growth was led by the service sectors, with the leisure & hospitality sector adding 63,700 jobs; the professional & business services sector adding 45,400 jobs; and the trade/transportation/utilities sector adding 34,800 jobs. The manufacturing and construction sectors added 4,000 and 6,000 jobs, respectively.

New Jersey’s unemployment rate was 5.1% for fiscal year 2020-21, which was 1.2% higher than the national average. The unemployment rate declined 2.3% during the fiscal year 2020-21. The labor force participation rate was 62.6% as of the end of the 2020-21 fiscal year, a decrease of 0.1% from fiscal year 2019-20. The labor force participation was 1.7% lower than during the COVID-19 Pandemic during the 2019-20 fiscal year.

New Jersey’s existing home sales in fiscal year 2020-21 were 4.7% higher than in fiscal year 2019-20. The number of single-family homes sold was 0.6% than in the fiscal year 2019-20, and the number of townhomes and condos sold was 18.1 percent higher. The foreclosure picture also improved. The share of mortgages in foreclosure continued to steadily decline, falling to 0.8% in the fourth quarter of 2021, however the share of seriously delinquent mortgages rose to above pre-pandemic levels.

New Jersey experienced strong economic growth throughout the fiscal year 2020-21. Gross Domestic Product (GDP) rebounded sharply after the initial drop from the pandemic in 2020, and real GDP grew at a seasonally adjusted rate of 7.5% in the first quarter of 2021 and 4.9% overall in 2021.

Personal Income in New Jersey declined at a 16.5% annual rate in the second quarter of 2021. However, wage and salary income increased 9.0% in second quarter and continued to rise, growing at an annual rate of 12.7% in third quarter and 10.5% in the fourth quarter of 2021 due to continued job growth and a tight labor market.

A majority of the Federal Open Market Committee (“FOMC”) members projected at least six interest rate increases in 2022 to combat continually elevated inflation. It is anticipated that personal consumption expenditure inflation will average 4.3% in 2022 and 2.7% in 2023. The FOMC estimates real GDP in the United States will grow 2.8% in 2022 according to March 2023 projections. In a survey by the Wall Street Journal in April 2022, economists predicted real GDP growth of 2.6% in 2022.

Revenues and Expenditures. During the 2020-21 fiscal year, New Jersey’s revenues, including transfers, totaled $97.3 billion, which was an increase of $23.4 billion versus the 2019-20 fiscal year after restatements. This increase is primarily attributable to higher operating grants and general taxes. Operating grants totaled $41.7 billion and accounted for 42.7% of New Jerseys’ revenues for the 2020-21 fiscal year. General taxes totaled $42.8 billion and accounted for 43.8% of total New Jersey revenues for the 2020-21 fiscal year. New Jersey’s gross income tax totaled $17.5 billion, the Sales and Use tax totaled $11.4 billion, and the Corporation

Business tax totaled $4.9 billion. New Jersey’s three major taxes comprised 78.8% of the total general taxes that were collected during the 2020-21 fiscal year. General taxes increased by $7.0 billion as compared to the 2019-20 fiscal year.

New Jersey’s 2020-21 fiscal year expenses totaled $93.5 billion, an increase of $18.0 billion after restatements in comparison to the 2019-20 fiscal year. New Jersey’s spending increased by $10.1 billion in the Unemployment Compensation Fund due to claims exceeding available resources. Other material spending increases included: government direction, management, and control ($2.5 billion); physical and mental health ($1.9 billion); education, cultural, and intellectual development ($1.9 billion); and economic planning, development, and security ($1.1 billion).

New Jersey General Fund. New Jersey’s chief operating fund (the “New Jersey General Fund”) is the fund into which all state revenues, not otherwise restricted by statute, are deposited. The New Jersey General Fund’s ending balance totaled $14.5 billion of which $4.3 billion represented unassigned fund balance. The unassigned fund balance increased by $2.2 billion in the 2020-21 fiscal year. A major underlying reason for the increase in fund balance was due to a $4.8 billion increase in taxes; 96% of this increase came from increases to the Corporation Business Tax, the Sales and Use Tax, and the Pass-Through Business Alternative Income Tax, the latter of which was a new tax in fiscal year 2020-21. The “Surplus Revenue Fund” is an account within the New Jersey General Fund that is used as a “rainy day fund.” Surplus revenue is defined as an amount equivalent to 50% of the excess between the New Jersey General Fund revenues certified by the New Jersey Governor at the time of approval of the annual New Jersey Appropriations Act and the amount of revenue reported from the annual financial report of the New Jersey General Fund for the fiscal year. Excess in the New Jersey General Fund is subtracted by the amount of revenue reported in the annual financial report of the New Jersey Property Tax Relief Fund that is less than revenue amounts certified by the New Jersey Governor at the time of approval of the annual New Jersey Appropriations Act. New Jersey made a deposit of $2.4 billion in fiscal year 2020-21 to the New Jersey Surplus Revenue Fund. As of the end of fiscal year 2020-21, the New Jersey Surplus Revenue Fund had a balance of $2.4 billion.

On a budgetary basis, the New Jersey General Fund collected general revenues of $46.6 billion which were $0.3 billion lower than the final budget. However, this figure was $7.9 billion higher than originally anticipated, due to increases in taxes and federal and other grants.

Total expenditures were $0.8 billion lower than original appropriations as set forth in the annual Appropriations Act plus supplemental appropriations enacted during the 2020-21 fiscal year. A major cause for under-spending resulted from the overestimate of federal funds, a practice that allows New Jersey to receive the maximum federal dollars available. From a 2020-21 fiscal year program perspective, the following areas under-spent: community development and environmental management ($2.3 billion); economic planning, development, and security ($1.5 billion); physical and mental health ($1.2 billion); transportation programs ($768.6 million); special government services ($63.5 million); and public safety and criminal justice ($46.0 million). This underspending was offset by overspending in: government direction, management, and control ($1.4 billion); and educational, cultural, and intellectual development ($1.1 billion).

Net Assets. The New Jersey primary government’s assets and deferred outflows of resources totaled $121.7 billion for the 2020-21 fiscal year, an increase of $46.3 billion from the 2019-20 fiscal year after restatements (that resulted in a $0.3 billion increase in net position). Restatements were made to increase net position over various accounts. As of 2020-21 fiscal year end, liabilities and deferred inflows of resources exceeded assets and deferred outflows of resources by $196.2 billion. New Jersey’s unrestricted net position (representing the net position that has not statutory commitments and is available for discretionary use), totaled negative $216.0 billion. This negative balance is primarily a result of New Jersey implementing in the 2014-15 fiscal year, GASB Statement No. 68, Accounting and Financial Reporting for Pensions, and in the fiscal year 2017-28, GASB Statement No. 75, Accounting and Financial Reporting for Postemployment Benefits Other Than Pensions. Financing activities that have contributed to New Jersey’s negative unrestricted net position include: liabilities from pension obligation bonds, funding of a portion of local elementary and high school construction, and the securitization of all annual tobacco master settlement agreement receipts with no corresponding assets. During the 2020-21 fiscal year, the proprietary funds’ net position decreased by $958.2 million resulting in a net position of $272.5 million as of the 2020-21 fiscal year end.

Changes in Net Assets. In the 2020-21 fiscal year New Jersey’s net position increased by $3.8 billion after restatements. Approximately 43.8% of New Jersey’s total revenues came from general taxes, while 42.7% came from operating grants. Charges for services totaled 12.4% of total revenues; and items such as capital grants, miscellaneous revenues, and interest earnings accounted for the remainder. New Jersey’s expenses cover a range of services. The largest expense was for the New Jersey Unemployment Compensation Fund (22.9%); educational, cultural, and intellectual development (22.8%) which includes approximately $307.3 million disbursed by the New Jersey Schools Development Authority (a blended component unit) to help finance school facilities construction; physical and mental health (19%); and government direction, management, and control (11.6%) which includes transfers of $3.7 billion to the New Jersey Debt Defeasance and Prevention Fund. Other major expenses included economic planning, development, and security and criminal justice; and the New Jersey Lottery Fund. During the 2020-21 fiscal year, expenses from governmental activities exceeded program revenues. This imbalance was primarily funded through $43.6 billion of general revenues (mostly taxes). The remaining $4.7 billion resulted in an increase in net position. Offsetting the net position increase, Business-type Activities reflected a net position decrease of $1.0 billion. This decrease was mainly a result of the Unemployment Compensation Fund’s claims exceeding available resources due to the COVID-19 pandemic.

Debt Administration. As of the end of the 2020-21 fiscal year, New Jersey’s outstanding long-term obligations for governmental activities totaled $248.6 billion, a $44.3 billion increase, after restatements, from the 2019-20 fiscal year. That increase is primarily attributable to a $4.4 billion increase in the Net Pension Liability and $36.1 billion increase in Other Postemployment Benefits (OPEB) Liability. There was also an increase of $3.8 billion in bonded debt. Long-term bonded obligations totaled $48.2 billion and other long-term non-bonded obligations totaled $200.4 billion. In addition, New Jersey has $10.3 billion of legislatively authorized bonding capacity that has not yet been issued. As of the end of the 2020-21 fiscal year, the legislatively authorized but unissued debt decreased by $2.4 billion from the 2019-20 fiscal year.

Ratings. As of December 30, 2022, all outstanding general obligation bonds of the State of New Jersey were rated “A-” by S&P and “A2” by Moody’s. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the State of New Jersey, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

New York. The information provided below is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New York’s 2021-2022 fiscal year running from April 1, 2021 to March 31, 2022. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New York or contained in official statements for various New York municipal obligations.

Economic Condition and Outlook. After a short but deep recession in early 2020 due to the COVID-19 pandemic, the national economy began to recover in the second half of 2021. Real gross domestic product (GDP) increased nationally by 5.7 percent in 2021, compared to a 3.4 percent decline in 2020.

New York’s economy experienced a more severe recession than the nation as whole with a 5.0 percent decrease in gross state product (GSP). New York’s recovery also lagged the nation, with real GSP growing 5.0 percent. New York’s real GSP has not yet returned to its pre-pandemic level, unlike over two-thirds of the other states

Shutdowns in 2020 due to the pandemic caused significant job losses both nationally and in New York. From February to April 2020, the nation and New York lost nearly 22 million and 2 million jobs, respectively. By the end of the 2020, 55 percent of the jobs nationwide had been recovered; whereas in New York, the job recovery was much slower with only 48 percent of lost jobs were recovered at the end of 2020. The rate of employment in New York increased in 2021, however it still lagged the national rate. At the end of 2021, 72 percent of the jobs lost in New York were recovered, compared to 85 percent nationally.

New York experienced job losses in all regions of the state in 2020, with the largest declines in New York City and Long Island at 11.1 percent and 10.1 percent, respectively. As employment recovered in 2021, all regions realized increases; however, the total number of jobs were still below pre-pandemic levels. The downstate regions of Long Island and the Hudson Valley experienced the largest growth rates of 4.5 percent and 3.1 percent, respectively.

The unemployment rate hit 9.9 percent in 2020, which was its highest annual rate since 1977. With the increase in employment in 2021, the unemployment rate declined to 6.9 percent. Despite more people being employed, the labor force decreased by 133,500 workers. As a result, the labor force participation rate continued to fall, declining from 59.1 percent in 2020 to 59 percent in 2021.

In New York, the annual change in total wages paid to all employees increased by 8.7 percent in 2021, due to the slower employment growth in New York, which trailed the national increase of a 9.1 percent increase in total wages. However, average annual wages earned by workers in New York outpaced those nationally, growing 5.9 percent in New York versus 5.6 percent nationally. Due to larger bonuses in 2020, which were paid in the first quarter of 2021, the finance and insurance industry realized the highest percentage growth in average annual wages in 2021 (13.3 percent), while the other services sector (which includes personal care, repair, and laundry services) realized the lowest (1.4 percent).

Total personal income in New York increased by 5.3 percent in 2021. This increase can be attributed to wage and employment growth throughout the year, as well as the economic impact checks and enhanced unemployment benefits provided to individuals under the federal ARPA funding. In the second quarter of 2021, over one-quarter of New York’s personal income was from this stimulus as well as other government benefits. As this stimulus faded in the second half of the year, personal income growth for the year stalled.

The securities industry in New York City is an important contributor to New York and New York City revenues due to its large share of high-paid jobs and often large bonuses. Profits across the industry in the first three quarters of 2021 were almost 20 percent higher than in 2020 and the average bonus in the industry in New York City increased by an estimated 20 percent. However, finance and insurance industry employment in New York City decreased by over 5,200 jobs in 2021.

According to the 2020 Census, New York’s population rose by an estimated 823,000 from 2010 to 2020, an increase of 4.2 percent. Based on estimates from the U.S. Census Bureau, the population declined by over 365,000 in 2021, a decrease of 1.8 percent. While the population decreased in 40 percent of states, New York’s decline was the steepest.

General Governmental Results. An operating surplus of $11.3 billion is reported in New York’s general fund (the “New York General Fund”) for the 2021-22 fiscal year, resulting in an increased accumulated fund balance of $31.7 billion. New York completed the 2021-22 fiscal year with a combined governmental funds operating surplus of $18.7 billion as compared to a combined governmental funds operating surplus in the 2020-21 fiscal year of $15.8 billion. The combined operating surplus of $18.7 billion for the 2021-22 fiscal year included an operating surplus in the New York General Fund of $11.3 billion, an operating surplus in the “General Debt Service Fund” of $4.4 billion, and an operating surplus in “Other Governmental Funds” of $3.0 billion.

New York’s financial position as shown in its governmental funds Balance Sheet as of 2021-22 fiscal year includes a fund balance of $55.5 billion, which is comprised of $133.5 billion of assets less liabilities of $74.5 billion and deferred inflows of resources of $3.5 billion. The governmental funds fund balance includes a $31.7 billion accumulated New York General Fund balance.

Overall Financial Position and Results of Operations. For the 2021-22 fiscal year, New York reported a net position surplus of $6.5 billion, comprising $74.1 billion in net investment in capital assets, and $17.4 billion in restricted net position, offset by an unrestricted net position deficit of $85 billion.

Net position reported for governmental activities increased by $18.1 billion to a $25.4 billion net position surplus. Unrestricted net position for governmental activities – the part of net position that can be used to finance day-to-day operations without constraints established by debt covenants, enabling legislation, or other legal requirements – had a deficit of $63 billion as of the 2021-22 fiscal year end.

The net position deficit in unrestricted governmental activities, which decreased by $13.5 billion (17.7 percent) in 2022, exists primarily because New York has issued debt for purposes not resulting in a capital asset related to New York governmental activities and because of the obligation related to other postemployment benefits ($52.1 billion). This outstanding debt included: borrowing for local highway and bridge projects ($4.4 billion), local mass transit projects ($6.4 billion) and a wide variety of grants and other expenditures not resulting in New York capital assets ($18.2 billion). This deficit in unrestricted net position of governmental activities can be expected to continue for as long as New York continues to have obligations outstanding for purposes other than the acquisition of New York governmental capital assets.

The net position deficit in business-type activities decreased by $2.0 billion (9.9 percent) to $18.9 billion in 2022, compared to $20.9 billion in 2021. This decrease in net position deficit for business-type activities was due to City University of New York Senior Colleges’ revenues and New York support exceeding expenses by $240 million, State University of New York revenues and New York support exceeding expenses by $948 million, and employer contributions and other revenue exceeding unemployment benefit payments for the Unemployment Insurance Fund by $935 million. This was partially offset by Lottery education aid transfers exceeding net income by $16 million.

New York General Fund Budgetary Highlights. New York’s financial plan, which uses the cash basis of accounting, is updated quarterly throughout the year as required by the New York Finance Law. The quarterly updates to the 2021-22 financial plan reflected revisions to the original financial plan based on actual operating results to date and an updated analysis of underlying economic, revenue, and spending trends, as well as other actions and developments. This discussion includes comparisons to estimates from two different financial plan updates in 2021-22: the original financial plan (the “Enacted Budget Financial Plan” issued May 25, 2021) and the final financial plan (the “Updated Financial Plan” issued February 18, 2022).

New York General Fund receipts exceeded disbursements by $23.9 billion in the 2021-22 fiscal year. Total New York General Fund receipts for the year (including transfers from other funds) were $112.8 billion. Total New York General Fund disbursements for the year (including transfers to other funds) were $88.9 billion. Tax receipts and General Fund reserves were impacted by the enactment of the Pass-Through Entity Tax (“PTET”) program which resulted in business tax collections of $16.4 billion in the 2021-22 fiscal year. These receipts were placed in reserve for payment of accompanying Personal Income Tax (“PIT”) credits that are expected to reduce PIT collections beginning in April 2022.

The New York General Fund ended the fiscal year with a closing cash fund balance of $33.1 billion, which consisted of $3.3 billion in New York’s rainy day reserve funds ($1.4 billion in the Tax Stabilization Reserve Account and $1.9 billion in the Rainy Day Reserve Fund), $26 million in the Community Projects Fund, $21 million in the Contingency Reserve Fund, and $29.7 billion in the Refund Reserve Account. At the end of the 2021-22 fiscal year, the Division of the Budget (DOB) informally designated a portion of the $29.7 billion on deposit in the Refund Reserve for: timing of PTET/PIT Credits ($16.4 billion); economic uncertainties ($5.7 billion); debt management ($500 million); transfers to capital projects funds ($1.8 billion); pandemic assistance ($2.0 billion); and labor settlements/agency operations ($275 million). However, these allocated amounts can be used for other purposes.

New York General Fund receipts in the 2021-22 fiscal year were $25.6 billion higher than the Enacted Budget Financial Plan estimate. PIT receipts, including transfers from other funds after debt service payments, exceeded estimates by $6.2 billion. These higher than estimated PIT collections reflect stronger than expected growth in withholdings and estimated payments, particularly among high income taxpayers. These gains were offset by $4 billion in repayment of debt service due in future years. Lower consumption tax receipts were primarily due to the repayment in 2021-22 of debt service due in future years ($2.25 billion), which offset higher collections resulting from a stronger than expected recovery in taxable consumption from the COVID-19 downturn. Higher business taxes were attributable to impact of PTET collections ($16.4 billion) and stronger than anticipated Corporate Franchise Tax collections. Growth in Other Taxes was attributable to a better than expected recovery in the real estate market and a higher number of super-large estate tax payments. Higher than projected miscellaneous receipts and grants are mainly due to the reclassification of pandemic assistance provided through the ARPA to Federal grants rather than a transfer from Federal Funds ($4.5 billion), as well as higher than expected revenues from reimbursements, licenses/fees, abandoned property and motor vehicle fees.

New York General Fund disbursements in 2021-22 exceeded the Enacted Budget Financial Plan estimate by $73 million. Local Assistance spending was $2.7 billion lower than planned as a result of the timing of payments and conservative spending estimates. Agency operations were $102 million below initial expectations, attributable to savings from the reclassification of eligible expenses to the Coronavirus Relief Funds (“CRF”), augmented by a conservative estimation of spending through March, which was partially offset by higher spending on non-personal service costs driven by the delay of cost shifts to the Federal Emergency Management Agency (“FEMA”), deposit of monies to the health insurance escrow fund for future Health Insurance charges and repayment of the New York share of non-Medicare payroll taxes deferred in fiscal year 2021 in their entirety. Transfers to other funds were $2.7 billion higher than initially projected mainly to support nearly $3.0 billion in capital projects related to lower than projected bond reimbursements and payment advances to the Metropolitan Transportation Agency (“MTA”).

Net operating results were $2.5 billion more favorable than expected in the Updated Financial Plan, which estimated a net operating surplus of $21.4 billion. The improvement comprised $764 million in higher receipts, primarily due to the reclassification of the deposit of American Rescue Plan Act (“ARPA”) monies from a transfer to Federal grants, partially offset by the payment of debt service due in future years, and lower disbursements of $1.8 billion. The lower disbursements were a result of normal underspending and conservative estimation of disbursements.

New York’s current year New York General Fund GAAP surplus of $11.3 billion differs from the New York General Fund’s cash basis operating surplus of $23.9 billion reported in the reconciliation. This variation results from differences in basis of accounting, and entity and perspective differences between budgetary reporting versus those established as GAAP and followed in preparation of this financial statement.

Capital Assets. As of the 2021-22 fiscal year, New York has $112.2 billion invested in a broad range of capital assets, including equipment, buildings, construction in progress, land preparation, and infrastructure, which primarily consists of roads and bridges. This amount represents a net increase (including additions and deductions) of $1.3 billion over fiscal year 2020-21.

Debt Administration. New York has obtained long-term financing in the form of voter-approved General Obligation debt (voter-approved debt) and other obligations that are authorized by legislation but not approved by the voters (non-voter-approved debt), including lease-purchase and contractual obligations where New York’s legal obligation to make payments is subject to and paid from annual appropriations made by the Legislature. Equipment capital leases and mortgage loan commitments totaled $591 million as of the end of the 2021-22 fiscal year, neither of which require legislative or voter approval. Other obligations include certain bonds issued through New York public authorities and certificates of participation. New York administers its long-term financing needs as a single portfolio of New York-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by New York’s governmental activities—therefore it is not expected to be directly repaid from resources generated by business-type activities. New York Finance Law allows the bonded portion of this single combined debt portfolio, which includes debt reported in both governmental and business-type activities, to include debt instruments which result in a net variable rate exposure in an amount that does not exceed 15 percent of total outstanding New York-supported debt, and interest rate exchange agreements (swaps) that do not exceed 15 percent of total outstanding New York-supported debt. As of June 30, 2021, fiscal year end, New York had $258 million in interest rate exchange agreements, in which New York issues variable rate bonds and enters into a swap agreement that effectively converts the rate to a fixed rate.

New York had $70 billion in bonds, notes, and other financing agreements outstanding as of the 2021-22 fiscal year end, compared with $66.4 billion in the 2020-21 fiscal year end, an increase of $3.6 billion.

New York reported $2.2 billion in collateralized borrowings, consisting of $268 million in governmental activities and $1.9 billion in business-type activities, for which specific revenues have been pledged. New York reported $2.1 billion in collateralized borrowings in the 2020-21 fiscal year ($283 million in governmental activities and $1.8 billion in business-type activities).

During the 2021-22 fiscal year, New York issued $10.6 billion in bonds, of which $1.7 billion was for refunding and $8.9 billion was for new borrowing.

New York’s Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. New York currently has $2.2 billion in authorized but unissued bond capacity that can be used to issue bonds for specifically approved purposes. New York may issue short-term debt without voter approval in anticipation of the receipt of taxes and revenues or proceeds from duly authorized but not issued general obligation bonds.

New York finance law, through the Debt Reform Act of 2000 (the “New York Debt Reform Act”), also imposes phased-in caps on the issuance of the new New York-supported debt and related debt service costs. The New York Debt Reform Act also limits the use of debt to capital works and purposes, and establishes a maximum term length for repayment of 30 years. The New York Debt Reform Act applies to all New York-supported debt. The New York Debt Reform Act does not apply to debt issued prior to April 1, 2000 or to other obligations issued by public authorities where New York is not the direct obligor. New York state legislation authorized in connection with the enacted budgets for the 2020-21 and 2021-22 fiscal years a suspension of the New York Debt Reform Act as part of the state of New York’s response to the COVID-19 pandemic. Accordingly, New York-supported debt issued in 2020-21 and 2021-22 is not limited to capital purposes and is not counted towards the statutory caps on debt outstanding and debt service.

Litigation. The State of New York is a defendant in a number of legal proceedings pertaining to matters incidental to the performance of routine governmental operations. These proceedings include, but are not limited to, claims asserted against the State of New York arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of New York and federal laws.

Included in New York’s outstanding litigation are numerous cases challenging the legality or the adequacy of a variety of significant social welfare programs, primarily involving New York’s Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future.

Related to pending and threatened litigation, New York has reported $1.3 billion in the primary government, $599 million is related to governmental activities and $699 million pertains to State University of New York. State University of New York reported $831 million as of December 31, 2021, for awarded claims, anticipated unfavorable judgments, and incurred but not reported loss estimates related to medical malpractice claims. The difference of $132 million is due to a timing difference between New York and State University of New York’s fiscal year end. New York is also a party to other claims and litigation that its legal counsel has advised may result in possible adverse court decisions with estimated potential losses of approximately $295 million.

Ratings. As of December 30, 2022, all outstanding general obligation bonds of the State of New York were rated “AA+” by S&P and “Aa1” by Moody’s. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Insurance on the Bonds

Certain of the bonds held by the trust may be insured. In the case of insured bonds, insurance has been obtained either by the issuer or underwriters of bonds in the trust, by a prior owner of such bonds, or by the sponsor prior to the deposit of such bonds in the trust guaranteeing prompt payment of interest and principal, when due, in respect of such bonds in the trust. The premium for any preinsured bond insurance has been paid by such issuer, by a prior owner of such bonds or the sponsor and any such policy or policies are non-cancellable and will continue in force so long as the bonds so insured are outstanding and the respective preinsured bond insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the insurers have no obligation to insure any issue adversely affected by either of the above described events.

In the event of nonpayment of interest or principal, when due, in respect of a bond, an insurer shall make such payment after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under certain policy provisions, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Unitholders in the trust should discuss with their tax advisors the degree of reliance which they may place on this letter ruling.

Each insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future.

There have been a number of developments with respect to ratings actions impacting insurance companies by the rating agencies, S&P, Moody’s and Fitch Ratings Ltd. In light of the ongoing nature of ratings actions or announcements by the rating agencies, you should consult announcements by the rating agencies, the websites of the rating agencies and the websites of the insurers for the then current publicly available information. These ratings actions have had a significant impact on the ability of insurers to compete in the financial guarantee business.

Administration of the Trust

Distributions to Unitholders. Interest received by a trust, including any portion of the proceeds from a disposition of securities which represents accrued interest, is credited by the trustee to the Interest Account for the trust. All other receipts are credited by the trustee to a separate Principal Account for a trust. The trustee normally has no cash for distribution to unitholders until it receives interest payments on the securities in a trust. On the dates set forth under “Essential Information” in the prospectus, the trustee will commence distributions, in part from funds advanced by the trustee.

On or shortly after each monthly distribution date for a trust, the trustee shall make distributions as described below by mail to or upon the order of each unitholder of record of such trust as of the close of business on the preceding monthly record date at the post office address appearing on the registration books of the trustee. As of the “Initial distribution date” set forth under “Investment Summary—Essential Information” in the prospectus, the trustee shall distribute funds from the Interest Account of a Trust to each unitholder of record of such trust as of the close of business on the “Initial record date” set forth under “Investment Summary—Essential Information” in the prospectus the amount specified under “Investment Summary—Essential Information—Estimated initial distribution per unit” in the prospectus. Thereafter, subsequent distributions of funds from the Interest Account of a trust to each unitholder shall consist of such unitholder's pro rata share of the balance of the Interest Account calculated as of the monthly record date on the basis of one-twelfth of the estimated annual interest income to such trust for the ensuing twelve months after deduction of the estimated costs and expenses of such trust to be incurred and chargeable to the Interest Account during the twelve month period for which the interest income is to be estimated. However, interest earned at any point in time will generally be greater than the amount actually received by the trustee. Therefore, there will generally remain an item of accrued interest that is added to the daily value of the units. If unitholders sell or redeem all or a portion of their units, they will be paid their proportionate share of the accrued interest from the purchaser of such units.

Unitholders of record on the first record date will receive an interest distribution on the first distribution date. Because the period of time between the first distribution date and the regular distribution dates may not be a full period, the first regular distributions may be partial distributions.

Persons who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date following their purchase of units. Since interest on securities in a trust is payable at varying intervals and distributions are made to unitholders at different intervals from receipt of interest, the interest accruing to a trust may not be equal to the amount of money received and available for distribution from the Interest Account. Therefore, on each distribution date the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances, the trustee is authorized by the trust agreement to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from funds available in the Interest Account.

The trustee will distribute on each distribution date or shortly thereafter, to each unitholder of record on the preceding record date, an amount substantially equal to such holder’s pro rata share of the available cash balance, if any, in the Principal Account computed as of the close of business on the preceding record date. However, no distribution from the Principal Account will be required if the balance in the Principal Account is less than $1.00 per unit.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount being distributed from the Interest or Principal Accounts and, if from the Interest Account, the amount of accrued interest on the monthly record date, expressed in each case as a dollar amount per unit.

The accounts of a trust are required to be audited annually, at the related trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required. The accountants’ report for any audit will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the last business day of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering such calendar year, setting forth for such trust:

(A)	As to the Interest Account:

(1)	the amount of interest received on the securities;

(2)	the amounts paid for purchases of replacement securities or reinvestment securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

(3)	the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust; and

(4)	the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B)	As to the Principal Account:

(1)	the dates of the sale, maturity, liquidation or redemption of any of the securities and the net proceeds received therefrom, excluding any portion thereof credited to the Interest Account;

(2)	the amount paid for purchases of replacement securities pursuant to the applicable trust agreement and for redemptions;

(3)	the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust; and

(4)	the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)	The following information:

(1)	a list of the securities as of the last business day of such calendar year;

(2)	the number of units outstanding on the last business day of such calendar year;

(3)	the unit value based on the last trust evaluation of such trust made during such calendar year; and

(4)	the amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the monthly record dates for each plan of distribution.

The trustee may furnish such statement by posting it to a website that is set forth in the trust’s prospectus (which may be a publicly available website). A unitholder may request delivery of such statement by contacting the sponsor at the applicable phone number in the trust’s prospectus.

Rights of Unitholders. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for a partition or winding up of the trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. Each unitholder expressly waives any right he may have under any rule of law, or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the portfolio securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the related trust agreement or termination of the trust.

Amendment. Each trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for a trust to continue to qualify as a RIC for federal income tax purposes if the trust has elected to be taxed as such under the Internal Revenue Code or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a RIC under the Internal Revenue Code. A trust agreement may not be amended, however, without the consent of all unitholders of the related trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition thereunder of any securities other than those specified in the schedule(s) to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. A trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders.

Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee nor their respective successors may consent to any other amendment, change or modification of a trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of a trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders of the trust as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the related trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a RIC for federal income tax purposes, result in a variation of the investment of unitholders in the trust. Unless the sponsor directs that other notice shall be provided, the trustee shall include in the annual report notification of the substance of such amendment.

Termination. Each trust agreement provides that the related trust shall terminate upon the maturity, redemption, sale or other disposition as the case may be of the last of the securities held in the trust but in no event is it to continue beyond the trust’s mandatory termination date. If the value of a trust shall be less than 40% of the aggregate principal amount of securities initially deposited in the trust, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor or any underwriter, so that the net worth of the trust would be reduced to less than 40% of the principal amount of the securities at the time they were initially deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor or any underwriter, the sponsor will refund to each purchaser of units of the trust the entire sales fee paid by such purchaser.

Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Interest and Principal Accounts of the trust.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street, 22W Floor, New York, NY 10286, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

Under each trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper, instrument or further act.

The resigning trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after the notice of resignation has been received by the sponsor, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor trustee. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be reasonably established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder then of record by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized and doing business under the laws of the United States, or any state thereof, be authorized under such laws to exercise corporate trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. The sponsor of each trust is Advisors Asset Management, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor’s headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact Advisors Asset Management, Inc. at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”), and a registrant of the Municipal Securities Rulemaking Board (“MSRB”).

Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper, instrument or further act.

If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, (b) terminate the trust agreement and liquidate the related trust as provided therein, or (c) act under the trust agreement in its own discretion without appointing a successor sponsor and receive additional compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC.

The Evaluator and Supervisor. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor, or if no sponsor is acting, the trustee, whom may then appoint a successor having qualifications and at a rate of compensation satisfactory to the sponsor or, if the appointment is made by the trustee, the trustee. Such resignation or removal shall become effective upon acceptance of appointment by the successor. If upon resignation of the evaluator or supervisor no successor has accepted appointment within thirty days after notice of resignation has been received by the sponsor and the trustee, the resigning evaluator or supervisor may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder then of record.

Limitations on Liability. The sponsor and supervisor shall be under no liability to the unitholders for any action taken or for refraining from the taking of any action in good faith pursuant to the trust agreement or for errors in judgment, but shall be liable only for its own willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates pursuant to the trust agreement except by reason of its own gross negligence, lack of good faith or willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by the trust agreement except by reason of its own gross negligence or willful misconduct. The trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

The trustee, the sponsor and the unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee, the sponsor or the unitholders for errors, but shall be liable for its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties the trust agreement.

Expenses of the Trust. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in a trust.

The sponsor may receive a fee from your trust for creating and developing a trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount, if any, of this “creation and development fee” is set forth in the prospectus. The trustee will deduct this amount from your trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

For services performed under the trust agreement, the trustee shall be paid an annual fee in the amount per unit set forth in the trust agreement, which fee shall accrue daily and be computed based on the number of units outstanding as of January 1 of such year except for a trust during the year or years in which an initial offering period as determined in the trust agreement occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month (such annual fee to be pro-rated for any calendar year in which the Trustee provides services during less than the whole of such year).

The trustee may from time to time adjust its compensation as set forth in the trust agreement provided that total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date of the trust agreement, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled “All Services Less Rent of Shelter” or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be charged in installments by the trustee against the Interest and Principal Accounts of a trust at the times specified in the trust agreement; provided, however, that such compensation shall be deemed to provide only for the usual, normal and proper functions undertaken as trustee pursuant to the trust agreement. The trustee shall also charge the Interest and Principal Accounts of a trust for any and all expenses and disbursements incurred as provided in the trust agreement. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Principal and Interest Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee’s compensation for its services to a trust is expected to result from the use of these funds.

As compensation for portfolio supervisory services in its capacity as supervisor, evaluation services in its capacity as evaluator and for providing bookkeeping and other administrative services of a character described in Section 26(a)(2)(C) of the Investment Company Act, the sponsor shall be paid an annual fee in the amount per unit set forth in the trust agreement for a trust, which fee shall accrue daily and be computed on the number of units outstanding as of January 1 of such year except for a trust during the year or years in which an initial offering period as determined in the trust agreement occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month (such annual fee to be pro-rated for any calendar year in which the sponsor provides services during less than the whole of such year), but in no event shall such compensation when combined with all compensation received from other series of the Fund for providing such services in any calendar year exceed the aggregate cost to the sponsor for providing such services. Such compensation may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase after the date of the trust agreement, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled “All Services Less Rent of Shelter” or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be paid by the trustee, upon receipt of invoice therefor from the sponsor, upon which, as to the cost incurred by the sponsor of providing services the trustee may rely, and shall be charged against the Interest and/or Principal Accounts, in accordance with the trust agreement.

The following additional charges are or may be incurred by a trust in addition to any other fees, expenses or charges described in the prospectus: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of the trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or its reckless disregard of its obligations and duties under the trust agreement; (g) expenditures incurred in contacting unitholders upon termination of the trust; and (h) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third-party licensors. A trust may pay the costs of updating its registration statement each year. All fees and expenses are payable out of a trust and, when owing to the trustee or sponsor, are secured by a lien on the trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

Purchase, Redemption and Pricing of Units

Public Offering Price. Units of a trust are offered at the public offering price thereof. During the initial offering period, the public offering price per unit is equal to the net asset value per unit (generally based on the offering side evaluations of the securities) plus the applicable sales fee referred to in the prospectus plus cash deposited to pay organization costs. The transactional sales fee is equal to the difference between the maximum sales fee and the total remaining creation and development fee, if any. The public offering price for secondary market transactions, on the other hand, is based on the net asset value per unit (generally based on the bid side evaluations of the securities) plus a sales fee plus cash deposited to pay organization costs. The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. The creation and development fee, if any, is a fixed dollar amount and will be collected at the earlier of the end of the initial offering period or six months as described in the prospectus. Units sold or redeemed prior to such time as the entire applicable creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of cash or securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and states, the initial audit of a trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier. Following the end of the initial offering period, the public offering price for secondary market transactions is based on the net asset value per unit (generally based on the bid side evaluations of the securities) plus a sales fee. The cost to investors of units of a trust for secondary market transactions is the public offering price of units plus accrued interest, if any. Certain broker-dealers may charge a transaction or other fee for processing unit purchases.

As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator, or an independent pricing service engaged to make an independent evaluation if applicable. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or any authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under “Essential Information” in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under “Essential Information” in the prospectus in accordance with fluctuations in the prices of the underlying securities and the amount of accrued interest on the units. Net asset value per unit is determined by dividing the value of a trust’s portfolio securities (including any accrued interest), cash and other assets, less all liabilities (including accrued expenses), by the total number of units outstanding. The portfolio securities are valued at their current market value or their fair value as determined in good faith by the evaluator, or an independent pricing service engaged to make an independent evaluation, if applicable. The aggregate bid and offering side evaluations of the securities shall be determined (a) on the basis of current bid or offering prices of the securities, (b) if bid or offering prices are not available for any particular security, on the basis of current bid or offering prices for comparable securities, (c) by determining the value of securities on the bid or offer side of the market by appraisal, or (d) by any combination of the above.

The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each day the exchange is open commencing with a trust’s inception date of the securities, effective for all sales made during the preceding 24-hour period.

The interest on the securities deposited in a trust, less the related estimated fees and expenses, will accrue daily. The amount of net interest income which accrues per unit may change as securities mature or are redeemed, exchanged or sold, or as the expenses of a trust change or the number of outstanding units of a trust changes.

Although payment is normally made two business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor’s business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934.

Accrued Interest. Accrued interest consists of two elements. The first element arises as a result of accrued interest which is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on securities generally is paid semi-annually although a trust accrues such interest daily. Because of this, a trust always has an amount of interest earned but not yet collected by the trustee. For this reason, the public offering price of units of a trust will have added to it the proportionate share of accrued interest to the date of settlement.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the public offering price in the sale of units to the public, the trustee will advance the amount of accrued interest as of the first settlement date and the same will be distributed to the sponsor as the unitholder of record as of the first settlement date. Consequently, the amount of accrued interest to be added to the public offering price of units will include only accrued interest arising after the first settlement date to the date of settlement, less any distributions from the Interest Account subsequent to the first settlement date.

The second element of accrued interest arises because of the structure of the Interest Account. The trustee has no cash for distribution to unitholders until it receives interest payments on the bonds in a trust. The trustee is obligated to provide its own funds, at times, in order to make trust interest distributions. The trustee will recover these advancements when such interest is received. Interest Account balances are established to limit the extent to which it may be necessary for the trustee to advance its own funds in connection with such interest distributions. The Interest Account balances are also structured so that there will generally be positive cash balances.

Because of the varying interest payment dates of securities, accrued interest at any point in time will be greater than the amount of interest actually received by the applicable trusts and distributed to unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the units. If a unitholder sells or redeems all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units. Since the trustee has the use of the funds held in the Interest Account for distributions to unitholders and since such account is non-interest-bearing to unitholders, the trustee benefits thereby.

Comparison of Public Offering Price and Redemption Price. While the net asset value of units during the initial offering period will generally be determined on the basis of the current offering prices of the securities in a trust, after the initial offering period the net asset value of units will generally be determined on the basis of the current bid prices of the securities. As of the close of business on the business day before a trust’s inception date, the public offering price per unit exceeded the redemption price at which units could have been redeemed by the amount of the sales fee. The bid prices for securities similar to those in a trust are lower than the offering prices thereof. For this reason, among others (including fluctuations in the market prices of the securities and the fact that the public offering price includes a sales fee), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.

Public Distribution of Units. The sponsor intends to qualify the units for sale in a number of states. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units. Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

The sponsor may currently provide, at its own expense and out of its own profits, additional compensation and benefits to broker-dealers and other firms who sell units of this trust and its other products. This compensation is intended to result in additional sales of the sponsor’s products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of the sponsor’s products by the intermediary or its agents, the placing of the sponsor’s products on a preferred or recommended product list and access to an intermediary’s personnel. The sponsor may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of its products. The sponsor makes such payments to a substantial majority of intermediaries that sell its products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described in the prospectus for a trust, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend the sponsor’s products, including this trust, over other products. These arrangements will not change the price you pay for your units.

Profits of Sponsor. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust, which is based on the offering side evaluation of the securities. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

Market for Units. While not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of a trust offered hereby and to continuously offer to purchase said units at the net asset value, determined by the evaluator, or an independent pricing service engaged to make an independent evaluation, if applicable, based on the aggregate bid prices of the underlying securities in the trust, together with any accrued interest to the expected dates of settlement, provided that the repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. To the extent that a market is maintained during the initial offering period, the prices at which units will be repurchased will be based upon the aggregate offering side evaluation of the securities in a trust. The aggregate bid prices of the underlying securities in each trust are expected to be less than the related aggregate offering prices (which is generally the evaluation method used during the initial public offering period). Accordingly, unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof.

The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of a trust if the supply of units exceeds demand, or for other business reasons.

Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office. Unitholders must sign the request exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners).

Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program (“STAMP”) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

Redemption shall be made by the trustee no later than the seventh calendar day following the day on which tender for redemption is made, provided that if such day of redemption is not a Business Day, then such Unit shall be redeemed on the first Business Day prior thereto (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in a trust at the time of redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing dividends or interest shall be withdrawn from the Interest Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Principal Account for a trust to the extent that funds are available for such purpose. If such available balance shall be insufficient, the trustee shall sell securities in order to make funds available for the redemption of units. To the extent that securities are sold, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the SEC) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trust of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the SEC may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The redemption price for units (the net asset value) of each trust is computed by the evaluator, or an independent pricing service engaged to make an independent evaluation, if applicable, as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other day on which a trust evaluation is desired by the trustee or requested by the sponsor, by:

(A)	adding: (1) the cash on hand in a trust, other than cash declared held in the trust to cover contracts to purchase securities; (2) the value of each issue of the securities (including “when issued” contracts, if any) held in a trust as last determined by the evaluator, or an independent pricing service engaged to make an independent evaluation, if applicable, on the basis of bid prices therefor; and (3) interest accrued and unpaid on the securities in a trust as of the date of computation;

(B)	deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of a trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) amounts representing accrued expenses of a trust, including but not limited to unpaid fees and expenses of the trustee, the evaluator, the sponsor, the supervisor and counsel, in each case as reported by the trustee to the evaluator on or prior to the date of evaluation; (3) cash held for distribution to unitholders of record of such Trust as of a date prior to the evaluation then being made as of the business day prior to the evaluation being made; and (4) other liabilities incurred by a trust, provided that the redemption price will not be reduced by any creation and development fee or organization costs during the initial offering period; and

(C)	finally dividing the results of such computation by the number of units of a trust outstanding as of the date thereof.

Retirement Plans. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. A trust may lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

Ownership of Units. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Performance Information

Interest, Estimated Long-Term Return and Estimated Current Return. As of the close of business on the business day before a trust’s inception date, the estimated long-term return and the estimated current return, if applicable, for each trust were as set forth in the “Essential Information” for each trust in the prospectus. Estimated current return is calculated by dividing the current estimated net annual interest income per unit based on the interest rates currently applicable to the bonds by the public offering price. The estimated net annual interest income per unit will vary with changes in the interest rates applicable to the bonds (some of which may be subject to adjustments related to changes in the bonds’ ratings as provided by certain ratings services), fees and expenses of the trust with the default, redemption, maturity, exchange or sale of the securities while the public offering price will vary with changes in the price of the bonds therefore, there is no assurance that the present estimated current return will be realized in the future. Estimated long-term return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average life of all of the securities in a trust and (2) takes into account the expenses and sales fee associated with each trust unit. The applicable sales fee associated with units will vary based on sales fee reductions applicable to certain unitholders. Since the interest rates, market values and estimated retirements of the securities and the expenses of a trust may change, there is no assurance that the present estimated long-term return will be realized in the future. Estimated current return and estimated long-term return are expected to differ because the calculation of estimated long-term return reflects the estimated date and amount of principal returned while estimated current return calculations include only net annual interest income and public offering price.

General. Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis)

or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor’s 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

Description of Securities Ratings

S&P Global Ratings, A Division Of S&P Global Inc. An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market, typically with an original maturity of no more than 365 days. Short-term issue credit ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. S&P Global Ratings would typically assign a long-term issue credit rating to an obligation with an original maturity of greater than 365 days. However, the ratings assigned to certain instruments may diverge from these guidelines based on market practices. Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings

Issue credit ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations:

●	The likelihood of payment--the capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation;

●	The nature and provisions of the financial obligation, and the promise we impute; and

●	The protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

An issue rating is an assessment of default risk but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations or operating company and holding company obligations.)

AAA—An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

AA—An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitments on the obligation is very strong.

A—An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

BBB—An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

BB, B, CCC, CC, and C—Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

BB—An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

B—An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

CCC—An obligation rated ‘CCC’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC—An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C—An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

D—An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within the next five business days in the absence of a stated grace period or within the earlier of the stated grace period or the next 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to 'D' if it is subject to a distressed debt restructuring.

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Short-Term Issue Credit Ratings

A–1 — A short-term obligation rated 'A-1' is rated in the highest category by S&P Global Ratings. The obligor's capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitments on these obligations is extremely strong.

A–2 — A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitments on the obligation is satisfactory.

A–3 — A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor's capacity to meet its financial commitments on the obligation.

B — A short-term obligation rated 'B' is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor's inadequate capacity to meet its financial commitments.

C — A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

D — A short-term obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to 'D' if it is subject to a distressed debt restructuring.

Active Qualifiers

S&P Global Ratings uses the following qualifiers that limit the scope of a rating. The structure of the transaction can require the use of a qualifier such as a ‘p’ qualifier, which indicates the rating addresses the principal portion of the obligation only. A qualifier appears as a suffix and is part of the rating.

Federal deposit insurance limit: ‘L’ qualifier—Ratings qualified with ‘L’ apply only to amounts invested up to federal deposit insurance limits.

Principal: ‘p’ qualifier—This suffix is used for issues in which the credit factors, the terms or both that determine the likelihood of receipt of payment of principal are different from the credit factors, terms or both that determine the likelihood of receipt of interest on the obligation. The ‘p’ suffix indicates that the rating addresses the principal portion of the obligation only and that the interest is not rated.

Preliminary ratings: ‘prelim’ qualifier—Preliminary ratings, with the ‘prelim’ suffix, may be assigned to obligors or obligations, including financial programs, in the circumstances described below. Assignment of a final rating is conditional on the receipt by S&P Global Ratings of appropriate documentation. S&P Global Ratings reserves the right not to issue a final rating. Moreover, if a final rating is issued, it may differ from the preliminary rating.

●	Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions.

●	Preliminary ratings may be assigned to obligations that will likely be issued upon the obligor’s emergence from bankruptcy or similar reorganization, based on late-stage reorganization plans, documentation and discussions with the obligor. Preliminary ratings may also be assigned to the obligors. These ratings consider the anticipated general credit quality of the reorganized or post-bankruptcy issuer as well as attributes of the anticipated obligation(s).

●	Preliminary ratings may be assigned to entities that are being formed or that are in the process of being independently established when, in S&P Global Ratings’ opinion, documentation is close to final. Preliminary ratings may also be assigned to the obligations of these entities.

●	Preliminary ratings may be assigned when a previously unrated entity is undergoing a well-formulated restructuring, recapitalization, significant financing or other transformative event, generally at the point that investor or lender commitments are invited. The preliminary rating may be assigned to the entity and to its proposed obligation(s). These preliminary ratings consider the anticipated general credit quality of the obligor, as well as attributes of the anticipated obligation(s), assuming successful completion of the transformative event. Should the transformative event not occur, S&P Global Ratings would likely withdraw these preliminary ratings.

●	A preliminary recovery rating may be assigned to an obligation that has a preliminary issue credit rating.

Termination structures: ‘t’ qualifier—This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.

Counterparty instrument rating: ‘cir’ qualifier—This symbol indicates a counterparty instrument rating (CIR), which is a forward-looking opinion about the creditworthiness of an issuer in a securitization structure with respect to a specific financial obligation to a counterparty (including interest rate swaps, currency swaps and liquidity facilities). The CIR is determined on an ultimate payment basis; these opinions do not take into account timeliness of payment.

Inactive Qualifiers

Inactive qualifiers are no longer applied or outstanding.

Contingent upon final documentation: '*' inactive qualifier—This symbol indicated that the rating was contingent upon S&P Global Ratings' receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued use in August 1998.

Termination of obligation to tender: ‘c’ inactive qualifier—This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer was lowered to below an investment-grade level and/or the issuer's bonds were deemed taxable. Discontinued use in January 2001.

U.S. direct government securities: ‘G’ inactive qualifier—The letter ‘G’ followed the rating symbol when a fund's portfolio consisted primarily of direct U.S. government securities.

Public information ratings: ‘pi’ qualifier—This qualifier was used to indicate ratings that were based on an analysis of an issuer's published financial information, as well as additional information in the public domain. Such ratings did not, however, reflect in-depth meetings with an issuer's management and therefore could have been based on less comprehensive information than ratings without a ‘pi’ suffix. Discontinued use as of December 2014 and as of August 2015 for Lloyd's Syndicate Assessments.

Provisional ratings: ‘pr’ inactive qualifier—The letters ‘pr’ indicate that the rating was provisional. A provisional rating assumed the successful completion of a project financed by the debt being rated and indicates that payment of debt service requirements was largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, made no comment on the likelihood of or the risk of default upon failure of such completion.

Quantitative analysis of public information: ‘q’ inactive qualifier—A ‘q’ subscript indicates that the rating is based solely on quantitative analysis of publicly available information. Discontinued use in April 2001.

Extraordinary risks: ‘r’ inactive qualifier—The ‘r’ modifier was assigned to securities containing extraordinary risks, particularly market risks, that are not covered in the credit rating. The absence of an ‘r’ modifier should not be taken as an indication that an obligation would not exhibit extraordinary noncredit-related risks. S&P Global Ratings discontinued the use of the ‘r’ modifier for most obligations in June 2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.

Moody’s Investors Service, Inc.

Moody’s Global Rating Scales

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Moody’s defines credit risk as the risk that an entity may not meet its contractual financial obligations as they come due and any estimated financial loss in the event of default or impairment. The contractual financial obligations addressed by Moody’s ratings are those that call for, without regard to enforceability, the payment of an ascertainable amount, which may vary based upon standard sources of variation (e.g., floating interest rates), by an ascertainable date. Moody’s rating addresses the issuer’s ability to obtain cash sufficient to service the obligation and its willingness to pay. Moody’s ratings do not address non-standard sources of variation in the amount of the principal obligation (e.g., equity indexed), absent an express statement to the contrary in a press releasee accompanying an initial rating. Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Short-term ratings are assigned for obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Moody’s issues ratings at the issuer level and instrument level on both the long-term scale and the short-term scale. Typically, ratings are made publicly available although private and unpublished ratings may also be assigned.

Moody’s differentiates structured finance ratings from fundamental ratings (i.e., ratings on nonfinancial corporate, financial institution, and public sector entities) on the global long-term scale by adding (sf) to all structured finance ratings. The addition of (sf) to structured finance ratings should eliminate any presumption that such ratings are fundamental ratings at the same letter grade level will behave the same. The (sf) indicator for structured finance security ratings indicates that otherwise similarly rated structured finance and fundamental securities may have different risk characteristics. Through its current methodologies, however, Moody’s aspires to achieve broad expected equivalence in structured finance and fundamental rating performance when measured over a long period of time

Global Long-Term Rating Definitions:

Aaa—Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa—Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A—Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.

Baa—Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba—Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B—Obligations rated B are considered speculative and are subject to high credit risk.

Caa—Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca—Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C—Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies and securities firms.

Note: For more information on long-term ratings assigned to obligations in default, please see the definition “Long-Term Credit Ratings for Defaulted or Impaired Securities” in the Other Definitions section of this publication.

* By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

Global Short-Term Rating Scale

P–1 — Ratings of Prime-1 reflect a superior ability to repay short-term obligations.

P–2 — Ratings of Prime-2 reflect a strong ability to repay short-term obligations.

P–3 — Ratings of Prime-3 reflect an acceptable ability to repay short-term obligations.

NP — Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Fitch Ratings Ltd. Issuer Default Ratings

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns, insurance companies and certain sectors within public finance, are generally assigned Issuer Default Ratings (IDRs). IDRs are also assigned to certain entities or enterprises in global infrastructure, project finance and public finance. IDRs opine on an entity's relative vulnerability to default (including by way of a distressed debt exchange) on financial obligations. The threshold default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts.

In aggregate, IDRs provide an ordinal ranking of issuers based on the agency's view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.

Investment Grade Ratings

AAA—Highest credit quality. “AAA” ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA—Very high credit quality. “AA” ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A—High credit quality. “A” ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB—Good credit quality. “BBB” ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

Speculative Grade

BB—Speculative. “BB” ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments.

B—Highly speculative. “B” ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

CCC—Substantial credit risk. Very low margin for safety. Default is a real possibility.

CC—Very high levels of credit risk. Default of some kind appears probable.

C—Near default. A default or default-like process has begun, or the issuer is in standstill, or for a closed funding vehicle, payment capacity is irrevocably impaired. Conditions that are indicative of a ‘C’ category rating for an issuer include:

●	the issuer has entered into a grace or cure period following non-payment of a material financial obligation;

●	the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation;

●	the formal announcement by the issuer or their agent of a distressed debt exchange;

●	a closed financing vehicle where payment capacity is irrevocably impaired such that it is not expected to pay interest and/or principal in full during the life of the transaction, but where no payment default is imminent

RD—Restricted default. “RD” ratings indicate an issuer that in Fitch’s opinion has experienced:

●	an uncured payment default or distressed debt exchange on a bond, loan or other material financial obligation, but

●	has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, and

●	has not otherwise ceased operating.

This would include:

●	the selective payment default on a specific class or currency of debt;

●	the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation; or

●	the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; ordinary execution of a distressed debt exchange on one or more material financial obligations.

D—Default. “D” ratings indicate an issuer that in Fitch’s opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure or that has otherwise ceased business.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange.

In all cases, the assignment of a default rating reflects the agency’s opinion as to the most appropriate rating category consistent with the rest of its universe of ratings and may differ from the definition of default under the terms of an issuer’s financial obligations or local commercial practice.

Within rating categories, Fitch may use modifiers. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. For example, the rating category “AA” has three notch-specific rating levels (“AA+”; “AA”; “AA–”; each a rating level). Such suffixes are not added to “AAA” ratings, or to rating categories below the “CCC” category.

Undertakings

1.	Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the “Commission”) such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.
2.	Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of independent pricing agent, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Advisor’s Disciplined Trust, Series 15 (File No. 333-118625) as filed on September 17, 2004.
1.2	Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.
1.3	Bylaws of Advisors Asset Management, Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.
1.5	Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2	Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1853 (File No. 333-221628) as filed on February 21, 2018.
3.1	Opinion and consent of counsel as to legality of securities being registered.
3.3	Opinion of counsel as to the Trustee and the Trust.
4.1	Consent of independent pricing agent.
4.2	Consent of independent registered public accounting firm.
6.1	Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 2176 (File No. 333-271257) as filed on July 11, 2023.
7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 2099 (File No. 333-259544) as filed on December 8, 2021.

Signatures

The Registrant, Advisors Disciplined Trust 2158, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor’s Disciplined Trust, Series 10, Series 11 and Series 13; Advisor’s Disciplined Trust 23 and 40; and Advisors Disciplined Trust 256, 318, 404, 459, 460, 518, 533, 544, 560, 588, 595, 610, 625, 677, 678, 699, 731, 782, 785, 803, 814, 820, 830, 834, 833, 839, 847, 854, 855, 862, 863, 867, 879, 880, 888, 891, 897, 901, 910, 911, 931, 932, 936, 938, 949, 952, 967, 980, 981, 982, 990, 1000, 1006, 1015, 1049, 1102, 1146, 1198, 1258, 1309, 1341, 1516, 1609, 1682, 1828, 1856, 1865, 1884, 1900, 1921, 1937, 1951, 1968, 1986, 2011, 2025, 2035, 2040, 2054, 2067, 2082, 2094, 2122, 2134, 2151 and 2166 for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 2158 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on July 14, 2023.

Advisors Disciplined Trust 2158

By Advisors Asset Management, Inc., Depositor

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on July 14, 2023 by the following persons in the capacities indicated.

SIGNATURE	TITLE

Scott I. Colyer	Director of Advisors Asset	)
	Management, Inc.	)

Lisa A. Colyer	Director of Advisors Asset	)
	Management, Inc.	)

James R. Costas	Director of Advisors Asset	)
	Management, Inc.	)

Christopher T. Genovese	Director of Advisors Asset	)
	Management, Inc.	)

Bart P. Daniel	Director of Advisors Asset	)
	Management, Inc.	)

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Attorney-in-Fact*

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.